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SB FINANCIAL GROUP
NASDAQ LISTED [SBFG]
sb financial group
NASDAQ
1540 BROADWAY

2013 Annual Report

"We made solid progress this year towards our strategic goal to develop SB Financial Group into a 'top-quartile' performing financial services company."

In 2013, SB Financial Group continued to deliver on our commitment to build shareholder value through the continual improvement in the financial strength and capital position of the Company. Our results for this past year reflected steady progress, with the achievement of financial performance milestones, such as a five-year high earnings per share of $1.07 and an improvement in book value of 5.4 percent. Furthermore, in the first quarter of 2013, the Board expressed its confidence in management's long-term strategy by reinstating a quarterly cash dividend.

In the past 12 months, we accomplished a number of important undertakings, including rebranding the Company as SB Financial Group and strategically focusing our business efforts on our core banking competencies. Additionally, the Company continued to make significant progress against our key strategic initiatives – diversifying our sources of revenue to increase profitability, strengthening our presence in the markets we serve, expanding product service utilization by new and existing clients, and delivering gains in operational excellence and sustaining asset quality.

Furthermore, we made solid progress this year towards our strategic goal to develop SB Financial Group into a "top-quartile" performing financial services company.

- Earnings per share increased 8.1 percent to $1.07 from 99 cents
- Operating expense was down 3.5 percent for the full year
- Nonperforming assets declined to 1.1 percent of total assets; down 19.0 percent
- Return on assets was at 81 basis points and return on equity was at 9.5 percent

Revenue Diversity

In 2013, broad economic trends affected the overall banking industry, as well as SB Financial Group. Longer-term interest rates rose during the third and fourth quarters, slowing demand for mortgage originations and weakening interest in refinancings throughout the year. This, coupled with continued compression on the net interest margin, affected nearly every bank in the country. While the broader economy saw improvements in 2013, growth in our geographic markets continues to trail the national trends slightly.

In light of these ongoing economic developments, revenue diversity was an area on which we continued to **build on our strength**, as we maintained our focus on implementing new strategies to drive growth in all of our revenue streams.

For the full-year, non-interest income was a robust 40 percent of total revenue, which included revenue contributions from our wealth management division with $345 million in assets under management, as well as from our $600 million mortgage servicing portfolio and from our fee-based deposit services. We intend to broaden our fee-based products and services in the coming years to help mitigate the pressure that the low-rate environment has put on our traditional margin revenue.

We also worked to counter net interest margin pressure through carefully designed balance sheet growth, which remains central to revenue expansion, profitability improvement and operational efficiency. Our 3.0 percent loan portfolio growth in 2013 came predominately from our newer markets of Toledo and Columbus, and was a key component of our profitability improvement for the year. Successful growth and management of our loan portfolio is one of our core competencies, and it is quickly becoming a competitive advantage.

"Revenue diversity was an area on which we continued to build on our strength."

Market Share through Organic Growth

At SB Financial Group, we understand that to remain relevant and to add shareholder value, we must continue to **build on our strength** of increasing market share through organic growth.

Adding to our market share remained a key focus for us in 2013. At the regional level, we experienced strong results in both Toledo, with commercial lending growth of $11 million, and Columbus, with commercial and residential lending growth of $19 million. These new, high-growth markets will remain areas of concentration for us, and we are encouraged by the opportunities we are seeing in both.

Our commitment to build deeper customer relationships continued to positively affect product service utilization by our new and existing clients. We saw 485 "net" new households begin doing business with SB Financial Group this past year. With the same sharp attention to the needs of our clients and a diligent focus on cross-selling efforts, we also leveraged our product lines to sell more than 3,000 additional services to our 27,000 households. Likewise, our business lines continued to work well interdependently, with staff referrals driving "closed business" of more than $59 million in loans, wealth management assets and deposits.

Additionally, we re-entered the credit card market with the introduction of a proprietary, rewards-based credit card program to offer one more service option to our clients. Since inception, we have opened over 1,000 accounts and expect to open an additional 1,000 accounts, with $2.0 million in balances, by the end of 2014.

To ensure we continue to build on this momentum into 2014, we recently developed and staffed the new position of "Client Experience Officer." This key addition to our management team will be a coach and mentor to our entire sales staff, with an aim to bolster our results and to expand our franchise.

"Our over-arching goal, which drives our commitment to consistent, higher performance, is to remain the provider of choice for our current clients and the unique, differentiated alternative for prospective ones."

Operational Excellence

In 2013, we made significant gains in operational excellence, which brings the added benefit of solidly reducing operating expenses. Our corporate efficiency ratio improved to 74 percent, down from 76 percent in 2012, and the banking franchise ratio improved to 67 percent, down from 69 percent. Additionally, the infrastructure investments we made over the past year in technology, facilities and managerial talent will enable us to grow revenue significantly without having to make incremental infrastructure investments in the near-term.

Asset Quality

We are pleased that our asset quality metrics have reached the targeted "top-quartile" level. In fact, as our loan portfolio grew to $477 million, its highest level since 2001, our nonperforming assets finished the year at $7.2 million, just 1.1 percent of total loans, their lowest level since 2007. Likewise, our loan charge-offs were just 0.16 percent of total loans, also the lowest mark for that measure since 2007.

The Company remains well provisioned against future loan deterioration, with an allowance for loan losses of 1.5 percent of total loans and 106 percent coverage for nonperforming loans. Going forward, asset quality improvements will continue to be a center post for all other performance measures.

We will continue to build on our strength

In summary, SB Financial Group made significant progress both strategically and financially in 2013. Our over-arching goal, which drives our commitment to consistent, higher performance, is to remain the provider of choice for our current clients and the unique, differentiated alternative for prospective ones. As we look ahead, we believe the Company is well-positioned to achieve our high-performance expectations for 2014.

Our board of directors shares our vision to become, and remain, a high-performance company. This past year, Mr. Tom Sauer and Mr. Tom Buis retired from our boards. We thank them for their years of service and guidance during their tenure with SB Financial Group. Likewise, we named Mr. George Carter of Paulding and Mr. Gary Cates of Defiance to our corporate boards. Their business acumen and industry leadership will serve our stakeholders well. We intend to continue to reach out to leaders in our newer, higher-growth markets for additional board leadership.

Lastly, we thank you for your confidence and trust as we continue our work to align SB Financial Group with the highest-performing, top-quartile companies in our peer group. Management remains steadfast in our commitment to add value for our stockholders, to provide meaningful careers for our staff and to support economic prosperity in the communities we serve.

Regards,

Mark A. Klein

SB FINANCIAL GROUP, INC.

2013 ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2013

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to ___________

Commission File Number 0-13507

SB FINANCIAL GROUP, INC.

(Exact name of Registrant as specified in its charter)

Ohio	**34-1395608**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Clinton Street, Defiance, Ohio	**43512**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	**(419) 783-8950**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, Without Par Value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large Accelerate Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [ ] Smaller Reporting Company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the common shares of the registrant held by non-affiliates computed by reference to the price at which the common shares were last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $37.1 million.

The number of common shares of the registrant outstanding at February 26, 2014 was 4,872,729.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 23, 2014 are incorporated by reference into Part III of this Annual Report on Form 10-K.

SB FINANCIAL GROUP, INC.

2013 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business.

Certain statements contained in this Annual Report on Form 10-K which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. *See* "Cautionary Statement Regarding Forward-Looking Information" under *Item 1A. Risk Factors* on page 11 of this Annual Report on Form 10-K.

General

SB Financial Group, Inc., an Ohio corporation (the "Company"), is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Company was organized in 1983. The executive offices of the Company are located at 401 Clinton Street, Defiance, Ohio 43512. The name of the Company was changed to SB Financial Group, Inc. from Rurban Financial Corp. effective April 18, 2013.

Through its direct and indirect subsidiaries, the Company is engaged in a variety of activities, including commercial banking, item processing, and wealth management services, as explained in more detail below.

State Bank

The State Bank and Trust Company ("State Bank") is an Ohio state-chartered bank and wholly owned subsidiary of the Company, which offers a full range of commercial banking services, including checking accounts, savings accounts, money market accounts and time certificates of deposit; automatic teller machines; commercial, consumer, agricultural and residential mortgage loans; personal and corporate trust services; commercial leasing; bank credit card services; safe deposit box rentals; Internet and telephone banking; and other personalized banking services. The trust and financial services division of State Bank offers various trust and financial services, including asset management services for individuals and corporate employee benefit plans, as well as brokerage services through Cetera Financial Group. State Bank presently operates seventeen banking centers, all located within the Ohio counties of Allen, Defiance, Fulton, Lucas, Paulding, Wood and Williams, and one banking center located in Allen County, Indiana. State Bank also presently operates three Loan Production Offices, two in Franklin County, Ohio and one in Steuben County, Indiana. At December 31, 2013, State Bank had 192 full-time equivalent employees.

RFCBC

RFCBC, Inc. ("RFCBC") is an Ohio corporation and wholly owned subsidiary of the Company that was incorporated in August 2004. RFCBC operates as a loan subsidiary in servicing and working out problem loans. At December 31, 2013, RFCBC had no employees.

RDSI

Rurbanc Data Services, Inc. dba RDSI Banking Systems ("RDSI") has been in operation since 1964 and became an Ohio corporation in June 1976. RDSI has one operating location in Defiance, Ohio. In September 2006, RDSI acquired Diverse Computer Marketers, Inc. ("DCM") which was merged into RDSI effective December 31, 2007 and now operates as a division of RDSI doing business as "DCM". DCM has one operating location in Lansing, Michigan providing item processing and related services to community banks located primarily in the Midwest. At December 31, 2013, RDSI had 8 full-time equivalent employees.

RMC

Rurban Mortgage Company ("RMC") is an Ohio corporation and wholly owned subsidiary of State Bank. RMC is a mortgage company; however, it is presently inactive. At December 31, 2013, RMC had no employees.

RII

Rurban Investments, Inc. ("RII") is a Delaware corporation and wholly owned subsidiary of State Bank. RII is an investment company that engages in the purchases and sale of investment securities. At December 31, 2013, RII had no employees.

SBI

SBT Insurance, LLC ("SBI") is an Ohio corporation and wholly owned subsidiary of State Bank. SBI is an insurance company that engages in the sale of insurance products to retail and commercial customers of State Bank. At December 31, 2013, SBI had no employees.

RST I

Rurban Statutory Trust I ("RST I") is a trust that was organized in August 2000. In September 2000, RST I closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures and the back-up obligations, which in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities.

RST II

Rurban Statutory Trust II ("RST II") is a trust that was organized in August 2005. In September 2005, RST II closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures and the back-up obligations, which in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities.

Competition

The Company experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks in the lending areas of State Bank, and to a lesser extent, from savings associations, insurance companies, governmental agencies, credit unions, securities brokerage firms and pension funds. The primary factors in competing for loans are interest rates charged and overall banking services.

State Bank's competition for deposits comes from other commercial banks, savings associations, money market funds and credit unions as well as from insurance companies and securities brokerage firms. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity and convenience of office location. State Bank operates in the highly competitive trust services field and its competition consists primarily of other bank trust departments.

RDSI operates in the highly competitive check and statement processing service business, which consists primarily of data processing providers and commercial printers. The primary factors in competition are price and printing capability.

Supervision and Regulation

The following is a description of the significant statutes and regulations applicable to the Company and its subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by the U.S. Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to the Company or its subsidiaries could have a material effect on our business.

Regulation of Bank Holding Companies and Their Subsidiaries in General

The Company is a bank holding company and, as such, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Bank Holding Company Act requires the prior approval of the Federal Reserve Board (FRB) before a bank holding company may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank (unless the bank is already majority owned by the bank holding company), acquire all or substantially all of the assets of another bank or bank holding company, or merge or consolidate with any other bank holding company. Subject to certain exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. The primary exception to this prohibition allows a bank holding company to own shares in any company the activities of which the FRB had determined, as of November 19, 1999, to be so closely related to banking as to be a proper incident thereto.

The Company is subject to the reporting requirements of, and examination and regulation by, the FRB. The FRB has extensive enforcement authority over bank holding companies, including, without limitation, the ability to assess civil money penalties, issue cease and desist or removal orders, and require that a bank holding company divest subsidiaries, including its subsidiary banks. In general, the FRB may initiate enforcement actions for violations of laws and regulations and for unsafe or unsound practices. A bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by the bank holding company or its subsidiaries.

Various requirements and restrictions under the laws of the United States and the State of Ohio affect the operations of State Bank, including requirements to maintain reserves against deposits, restrictions on the nature and amount of loans which may be made and the interest that may be charged thereon, restrictions relating to investments and other activities, limitations on credit exposure to correspondent banks, limitations on activities based on capital and surplus, limitations on payment of dividends, and limitations on branching. Various consumer laws and regulations also affect the operations of State Bank.

The Federal Home Loan Banks ("FHLBs") provide credit to their members in the form of advances. As a member of the FHLB of Cincinnati, State Bank must maintain certain minimum investments in the capital stock of the FHLB of Cincinnati. State Bank was in compliance with these requirements at December 31, 2013.

Dividends

There can be no assurance as to the amount of dividends which may be declared in future periods with respect to the common shares of the Company, since such dividends are subject to the discretion of the Company's Board of Directors, cash needs, general business conditions, dividends from the Company's subsidiaries and applicable governmental regulations and policies.

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends that may be declared by its subsidiaries. State Bank may not pay dividends to the Company if, after paying such dividends, it would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. State Bank must obtain the approval of the FRB and the Ohio Division of Financial Institutions (ODFI) if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net profits and the retained net profits for the preceding two years, less required transfers to surplus. At December 31, 2013, State Bank had $7.8 million of excess earnings over the preceding three years.

Payment of dividends by State Bank may be restricted at any time at the discretion of the regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice. Moreover, the FRB expects the Company to serve as a source of strength to its subsidiary banks, which may require it to retain capital for further investment in the subsidiary, rather than for dividends to shareholders of the Company.

Affiliate Transactions

The Company and the Bank are legal entities separate and distinct. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company (or any other affiliate), generally limiting such transactions with the affiliate to 10% of the Bank's capital and surplus and limiting all such transactions with all affiliates to 20% of the Bank's capital and surplus. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for transactions with unaffiliated companies.

Federally insured banks are subject, with certain exceptions, to certain additional restrictions (including collateralization) on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tying arrangements in connection with any extension of credit or the providing of any property or service.

Regulatory Capital

The FRB has adopted risk-based capital guidelines for bank holding companies and for state member banks, such as State Bank. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk weighted assets by assigning assets and off-balance-sheet items to broad risk categories. The minimum ratio of total capital to risk weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. Of that 8%, at least 4% must be comprised of common shareholders' equity (including retained earnings but excluding treasury stock), non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets ("Tier 1 capital"). The remainder of total risk-based capital ("Tier 2 capital") may consist, among other things, of certain amounts of mandatory convertible debt securities, subordinated debt, preferred stock not qualifying as Tier 1 capital, allowance for loan and lease losses and net unrealized gains, after applicable taxes, on available-for-sale equity securities with readily determinable fair values, all subject to limitations established by the guidelines. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50%, and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

In July 2013, the FRB and the federal banking agencies published final rules that substantially amend the regulatory risk-based capital rules applicable to the Company and State Bank. These rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision.

Effective in 2015, State Bank and the Company will be subject to new capital regulations (with some provisions transitioned into full effectiveness over two to four years). The new requirements create a new required ratio for common equity Tier 1 ("CET1") capital, increases the leverage and Tier 1 capital ratios, changes the risk-weights of certain assets for purposes of the risk-based capital tratios, creates an additional capital conservation buffer over the required capital ratios and changes what qualifies as capital for purposes of meeting these various capital requirements. Beginning in 2016, failure to maintain the required capital conservation buffer will limit the ability of the Company to pay dividends, repurchase shares or pay discretionary bonuses.

When these new requirements become effective, certain of the minimum capital requirements for State Bank will change. The minimum leverage ratio of 4% of adjusted total assets and total capital ratio of 8% of risk-weighted assets will remain the same; however, the Tier 1 capital ratio will increase from 4.0% to 6.5% of risk-weighted assets. In addition, the Company will have to meet the new minimum

CET1 capital ratio of 4.5% of risk-weighted assets. CET1 consists generally of common stock, retained earnings and accumulated other comprehensive income (AOCI), subject to certain adjustments.

Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be deducted from capital, subject to a two-year transition period. In addition, Tier 1 capital will include AOCI, which includes all unrealized gains and losses on available for sale debt and equity securities, subject to a two-year transition period. Because of its asset size, State Bank has the one-time option of deciding in the first quarter of 2015 whether to permanently opt-out of the inclusion of AOCI in its capital calculations. State Bank is considering whether to take advantage of this opt-out to reduce the impact of market volatility on its regulatory capital levels.

The new requirements also include changes in the risk-weights of certain assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less; a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital; and increased risk-weights (0% to 600%) for equity exposures.

In addition to the minimum CET1, Tier 1 and total capital ratios, State Bank will have to maintain a capital conservation buffer consisting of additional CET1 capital equal to 2.5% of risk-weighted assets above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases and paying certain discretionary bonuses. This new capital conservation buffer requirement is phased in beginning in January 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented in January 2019.

The FRB's prompt corrective action standards will change when these new capital ratios become effective. Under the new standards, in order to be considered well-capitalized, State Bank will be required to have at least a CET1 ratio of 6.5% (new), a Tier 1 ratio of 8% (increased from 6%), a total capital ratio of 10% (unchanged) and a leverage ratio of 5% (unchanged) and not be subject to specified requirements to meet and maintain a specific capital ratio for a capital measure.

State Bank conducted a proforma analysis of the application of these new capital requirements as of September 30, 2013. Based on that analysis, State Bank determined that it meets all these new requirements, including the full 2.5% capital conservation buffer, and would remain well capitalized if these new requirements had been in effect on that date.

In addition, as noted above, beginning in 2016, if State Bank does not have the required capital conservation buffer, its ability to pay dividends to the Company would be limited.

Federal Deposit Insurance Corporation ("FDIC")

The FDIC is an independent federal agency which insures the deposits of federally-insured banks and savings associations up to certain prescribed limits and safeguards the safety and soundness of financial institutions. State Bank's deposits are subject to the deposit insurance assessments of the FDIC. Under the FDIC's deposit insurance assessment system, the assessment rate for any insured institution may vary according to regulatory capital levels of the institution and other factors such as supervisory evaluations.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that poses a serious threat to the insurance fund and may initiate enforcement actions against a bank, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may also terminate the deposit insurance of any institution that has engaged in or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, order or condition imposed by the FDIC.

SEC and NASDAQ Regulation

The Company is subject to the jurisdiction of the Securities and Exchange Commission (the "SEC") and certain state securities authorities relating to the offering and sale of its securities. The Company is subject to the registration, reporting and other regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules adopted by the SEC under those acts. The Company's common shares are listed on The NASDAQ Global Market under the symbol "SBFG", and the Company is subject to the rules and regulations of The NASDAQ Stock Market, Inc. ("NASDAQ") applicable to listed companies.

Sarbanes-Oxley Act of 2002 and Related Rules Affecting Corporate Governance

As mandated by the Sarbanes-Oxley Act of 2002 ("SOX"), the SEC has adopted rules and regulations governing, among other matters, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The SEC has also approved corporate governance rules promulgated by NASDAQ. The Board of Directors of the Company has taken a series of actions to comply with the NASDAQ and SEC rules and to further strengthen its corporate governance practices. The Company has adopted and implemented a Code of Conduct and Ethics and a copy of that policy can be found on the Company's website at www.yourSBFinancial.com by first clicking "Corporate Governance" and then "Code of Conduct". The Company has also adopted charters of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee, which charters are available on the Company's website at www.yourSBFinancial.com by first clicking "Corporate Governance" and then "Supplementary Info".

USA Patriot Act

The Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") gives the United States Government greater powers over financial institutions to combat money laundering and terrorist access to the financial system in our country. The Patriot Act requires regulated financial institutions to establish programs for obtaining identifying information from customers seeking to open new accounts and establish enhanced due diligence policies, procedures and controls designed to detect and report suspicious activity.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Act was enacted into law on July 21, 2010. The Dodd-Frank Act is significantly changing the regulation of financial institutions and the financial services industry. Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, many of the details of the new law and the effects they will have on the Company will not be known for months and even years.

Among the provisions already implemented pursuant to the Dodd-Frank Act, the following provisions have or may have an effect on the business of the Company and its subsidiaries:

- the CFPB has been formed with broad powers to adopt and enforce consumer protection regulations;
- the federal law prohibiting the payment of interest on commercial demand deposit accounts was eliminated effective July 21, 2011;
- the standard maximum amount of deposit insurance per customer was permanently increased to $250,000;
- the assessment base for determining deposit insurance premiums has been expanded from domestic deposits to average assets minus average tangible equity;
- public companies in all industries are or will be required to provide shareholders the opportunity to cast a non-binding advisory vote on executive compensation;

- new capital regulations for bank holding companies have been adopted, which will impose stricter requirements, and any new trust preferred securities issued after May 19, 2010 will no longer constitute Tier I capital; and
- new corporate governance requirements applicable generally to all public companies in all industries require new compensation practices and disclosure requirements, including requiring companies to "claw back" incentive compensation under certain circumstances, to consider the independence of compensation advisors and to make additional disclosures in proxy statements with respect to compensation matters.

Many provisions of the Dodd-Frank Act have not yet been implemented and will require interpretation and rule making by federal regulators. As a result, the ultimate effect of the Dodd-Frank Act on the Company cannot yet be determined. However, it is likely that the implementation of these provisions will increase compliance costs and fees paid to regulators, along with possibly restricting the operations of the Company and its subsidiaries.

The Volcker Rule

In December 2013, five federal agencies adopted a final regulation implementing the Volcker Rule provision of the Dodd-Frank Act (the "Volcker Rule"). The Volcker Rule places limits on the trading activity of insured depository institutions and entities affiliated with a depository institution, subject to certain exceptions. The trading activity includes a purchase or sale as principal of a security, derivative, commodity future or option on any such instrument in order to benefit from short-term price movements or to realize short-term profits. The Volcker Rule exempts specified U.S. Government, agency and/or municipal obligations, and it excepts trading conducted in certain capacities, including as a broker or other agent, through a deferred compensation or pension plan, as a fiduciary on behalf of customers, to satisfy a debt previously contracted, repurchase and securities lending agreements and risk-mitigating hedging activities.

The Volcker Rule also prohibits a banking entity from having an ownership interest in, or certain relationships with, a hedge fund or private equity fund, with a number of exceptions. The Company does not engage in any of the trading activities or have any ownership interest in or relationship with any of the types of funds regulated by the Volcker Rule.

Executive and Incentive Compensation

In June 2010, the Federal Reserve Board, the OCC and the FDIC issued joint interagency guidance on incentive compensation policies (the "Joint Guidance") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This principles-based guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (a) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (b) be compatible with effective internal controls and risk management and (c) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

Pursuant to the Joint Guidance, the Federal Reserve Board will review as part of a regular, risk-focused examination process, the incentive compensation arrangements of financial institutions such as the Company. Such reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination and deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against an institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and prompt and effective measures are not being taken to correct the deficiencies.

On February 7, 2011, federal banking regulatory agencies jointly issued proposed rules on incentive-based compensation arrangements under applicable provisions of the Dodd-Frank Act (the "Proposed Rules"). The Proposed Rules generally apply to financial institutions with $1.0 billion or more in assets that maintain incentive-based compensation arrangements for certain covered employees. The Proposed Rules (i) prohibit covered financial institutions from maintaining incentive-based compensation arrangements that encourage covered persons to expose the institution to inappropriate risk by providing the covered person with "excessive" compensation; (ii) prohibit covered financial institutions from establishing or maintaining incentive-based compensation arrangements for covered persons that encourage inappropriate risks that could lead to a material financial loss, (iii) require covered financial institutions to maintain policies and procedures appropriate to their size, complexity and use of incentive-based compensation to help ensure compliance with the Proposed Rules and (iv) require covered financial institutions to provide enhanced disclosure to regulators regarding their incentive-based compensation arrangements for covered person within 90 days following the end of the fiscal year.

Pursuant to rules adopted by the stock exchanges and approved by the SEC in January 2013 under the Dodd-Frank Act, public companies are required to implement "clawback" procedures for incentive compensation payments and to disclose the details of the procedures which allow recovery of incentive compensation that was paid on the basis of erroneous financial information necessitating a restatement due to material noncompliance with financial reporting requirements. This clawback policy is intended to apply to compensation paid within a three-year look-back window of the restatement and would cover all executives who received incentive awards. Public company compensation committee members are also required to meet heightened independence requirements and to consider the independence of compensation consultants, legal counsel and other advisors to the compensation committee. The compensation committees must have the authority to hire advisors and to have the company fund reasonable compensation of such advisors.

Effect of Environmental Regulation

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon the capital expenditures, earnings or competitive position of the Company and its subsidiaries. The Company believes that the nature of the operations of its subsidiaries has little, if any, environmental impact. The Company, therefore, anticipates no material capital expenditures for environmental control facilities for its current fiscal year or for the foreseeable future. The Company's subsidiaries may be required to make capital expenditures for environmental control facilities related to properties which they may acquire through foreclosure proceedings in the future; however, the amount of such capital expenditures, if any, is not currently determinable.

I. DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following are the condensed average balance sheets for the years ending December 31 and the interest earned or paid on such amounts and the average interest rate thereon:

	2013			2012			2011		
($ in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:									
Taxable securities	$ 78,520	$ 1,244	1.58%	$ 90,182	$ 1,515	1.68%	$ 97,528	$ 2,010	2.06%
Non-taxable securities (1)	17,267	1,065	6.17%	15,160	919	6.06%	21,892	1,483	6.77%
Federal funds sold	-	-	N/A	-	-	N/A	219	1	0.25%
Loans, net (2)(3)	469,603	22,936	4.88%	455,516	24,047	5.28%	438,383	24,558	5.60%
Total earning assets	565,390	25,245	4.47%	560,858	26,481	4.72%	558,022	28,052	5.03%
Cash and due from banks	20,827			20,728			26,477		
Allowance for loan losses	(6,962)			(6,591)			(6,534)		
Premises and equipment	14,635			15,360			16,797		
Other assets	46,030			47,680			48,766		
Total assets	$ 639,920			$ 638,035			$ 643,528		
Liabilities									
Savings and interest-bearing demand deposits	$ 262,954	$ 136	0.05%	$ 245,528	$ 210	0.09%	$ 234,497	$ 368	0.16%
Time deposits	180,154	2,095	1.16%	206,135	2,759	1.34%	217,546	3,614	1.66%
Repurchase agreements	12,011	11	0.09%	15,180	142	0.94%	31,307	912	2.91%
Advances from FHLB	18,551	339	1.83%	15,547	333	2.14%	15,674	402	2.57%
Trust preferred securities	20,620	1,407	6.82%	20,620	1,882	9.13%	20,620	1,406	6.82%
Notes payable & other borrowed funds	1,074	47	4.38%	2,058	64	3.11%	3,085	96	3.12%
Total interest-bearing liabilities	495,364	4,035	0.81%	505,068	5,390	1.07%	522,728	6,798	1.30%
Demand deposits	78,540			70,749			64,239		
Other liabilities	11,316			11,918			9,526		
Total liabilities	585,220			587,735			596,493		
Shareholders' equity	54,700			50,300			47,035		
Total liabilities and shareholders' equity	$ 639,920			$ 638,035			$ 643,528		
Net interest income (tax equivalent basis)		$ 21,210			$ 21,091			$ 21,254	
Net interest income as a percent of average interest-earning assets			3.75%			3.76%			3.81%

(1) Security interest is computed on a tax equivalent basis using a 34% statutory tax rate. The tax equivalent adjustment was $0.4 million, $0.3 million and $0.5 million in 2013, 2012 and 2011, respectively.

(2) Nonaccruing loans and loans held for sale are included in the average balances.

(3) Loan interest is computed on a tax equivalent basis using a 34% statutory tax rate. The tax equivalent adjustment was $0.04 million, $0.05 million and $0.04 million in 2013, 2012 and 2011, respectively.

I. DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL (Continued)

The following tables set forth the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:

- Volume Variance - change in volume multiplied by the previous year's rate.
- Rate Variance - change in rate multiplied by the previous year's volume.
- Rate/Volume Variance - change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.
- Interest on non-taxable securities has been adjusted to a fully tax equivalent basis using a statutory tax rate of 34% in 2013 and 2012.

($ in thousands)	Total Variance 2013/2012	Variance Attributable To Volume	Variance Attributable To Rate
Interest income			
Taxable securities	$ (271)	$ 124	$ (395)
Non-taxable securities	146	128	18
Federal funds sold	-	-	-
Loans, net of unearned income and deferred fees	(1,111)	744	(1,855)
	(1,236)	996	(2,232)
Interest expense			
Savings and interest-bearing demand deposits	(135)	16	(151)
Time deposits	(603)	(348)	(255)
Repurchase agreements	(131)	(30)	(101)
Advances from FHLB	6	64	(58)
Trust preferred securities	(408)	-	(408)
Other borrowed funds	(84)	(63)	(21)
	(1,355)	(361)	(994)
Net interest income	$ 119	$ 1,357	$ (1,238)

II. INVESTMENT PORTFOLIO

A. The fair value of securities available for sale as of December 31 in each of the following years are summarized as follows:

($ in thousands)	2013	2012	2011
U.S. Treasury and government agencies	$ 11,300	$ 14,511	$ 25,424
Mortgage-backed securities	57,223	63,764	67,699
State and political subdivisions	18,155	18,249	16,792
Money Market Mutual Fund	3,092	2,155	2,040
Marketable equity securities	23	23	23
Total	$ 89,793	$ 98,702	$ 111,978

B. The maturity distribution and weighted average interest rates of securities available for sale at December 31, 2013 are set forth in the table below. The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount:

	Maturing			
($ in thousands)	Within One Year	After One Year but within Five Years	After Five Years but within Ten Years	After Ten Years
U.S. Treasury and government agencies	$ -	$ 102	$ 7,183	$ 4,015
Mortgage-backed securities	-	3,758	15,953	37,512
State and political subdivisions	-	1,358	3,859	12,938
Total Securities with maturity	$ -	$ 5,218	$ 26,995	$ 54,465
Weighted average yield by maturity (1)	0.00%	2.87%	2.24%	2.99%
Money Market Mutual Fund with no maturity	$ 3,092	-	-	-
Marketable equity securities with no maturity	23	-	-	-
Total Securities with no stated maturity	$ 3,115	$ -	$ -	$ -
Weighted average yield no maturity (1)	< 0.01%	-	-	-

(1) Yields are presented on a tax-equivalent basis. Money market funds represent the payments received on mortgage-backed securities or funds received from the maturity or calls of U.S Treasury, government agency and municipal securities. These funds are then reinvested back into these securities.

C. Excluding those holdings of the investment portfolio in U.S. Treasury securities and other agencies of the U.S. Government, there were no other securities of any one issuer which exceeded 10% of the shareholders' equity of the Company at December 31, 2013.

III. LOAN PORTFOLIO

A. Types of Loans - Total loans on the balance sheet are comprised of the following classifications at December 31 for the years indicated:

Types of Loans

($ in thousands)	2013	2012	2011	2010	2009
Commercial business and agricultural	$ 124,578	$ 124,043	$ 116,473	$ 113,251	$ 126,128
Commercial real estate	205,301	201,392	187,829	177,890	179,909
Residential real estate mortgage	99,620	87,859	87,656	84,775	92,972
Consumer loans to individuals and other	47,804	50,371	50,897	51,904	53,876
Total	477,303	463,665	442,855	427,820	452,885
Residential Loans held for sale	3,366	6,147	5,238	9,055	16,858
Total Loans	$ 469,536	$ 469,536	$ 447,792	$ 436,599	$ 469,743

Concentrations of Credit Risk: The Company grants commercial, real estate and installment loans to customers mainly in Northwest Ohio. Commercial loans include loans collateralized by commercial real estate, business assets and, in the case of agricultural loans, crops and farm equipment and the loans are expected to be repaid from cash flow from operations of businesses. As of December 31, 2013, commercial business and agricultural loans made up approximately 26.1 percent of the loan portfolio while commercial real estate loans accounted for approximately 43.0 percent of the loan portfolio. As of December 31, 2013, residential first mortgage loans made up approximately 20.9 percent of the loan portfolio and are secured by first mortgages on residential real estate. As of December 31, 2013, consumer loans to individuals made up approximately 10.0 percent of the loan portfolio and are primarily secured by consumer assets.

B. Maturities and Sensitivities of Loans to Changes in Interest Rates - The following table shows the amounts of commercial and agricultural loans outstanding as of December 31, 2013 which, based on remaining scheduled repayments of principal, are due in the periods indicated. Also, the amounts have been classified according to sensitivity to changes in interest rates for commercial and agricultural loans due after one year. (Variable-rate loans are those loans with floating or adjustable interest rates.)

Maturing ($ in thousands)	Commercial Business & Agricultural	Commercial Real Estate	Total
Within one year	$ 17,079	$ 22,734	$ 39,813
After one year but within five years	38,756	63,624	102,380
After five years	68,743	118,943	187,686
Total commercial business, commercial real estate and agricultural loans	$ 124,578	$ 205,301	$ 329,879

($ in thousands)	Interest Sensitivity Fixed Rate	Interest Sensitivity Variable Rate	Total
Commercial Business and Agricultural			
Due after one year but within five years	$ 20,514	$ 18,242	$ 38,756
Due after five years	14,214	54,528	68,742
Total	$ 34,728	$ 72,770	$ 107,498
Commercial Real Estate			
Due after one year but within five years	25,647	37,977	63,624
Due after five years	36,327	82,616	118,943
Total	$ 61,974	$ 120,593	$ 182,567
Commercial Business, Commercial Real Estate and Agricultural			
Due after one year but within five years	46,161	56,219	102,380
Due after five years	50,542	137,144	187,686
Total	$ 96,703	$ 193,363	$ 290,066

C. Risk Elements

1. Non-accrual, Past Due, Restructured and Impaired Loans – The following schedule summarizes non-accrual, past due, and restructured loans at December 31 for the years indicated:

Risk Elements

($ in thousands)	2013	2012	2011	2010	2009
(a) Loans accounted for on a non-accrual basis	$ 4,844	$ 5,305	$ 6,900	$ 12,283	$ 18,543
(b) Accruing loans which are contractually past due 90 days or more as to interest or principal payments	-	-	-	-	-
(c) Loans not included in (a) which are "Troubled Debt Restructurings" as defined by Accounting Standards Codification 310-40	1,739	1,258	1,334	1,107	1,364
Total non-performing loans and TDRs	$ 6,583	$ 6,563	$ 8,234	$ 13,390	$ 19,907

($ in thousands)	2013	2012
Cash basis interest income recognized on impaired loans outstanding	$ 228	$ 190
Interest income actually recorded on impaired loans and included in net income for the period	232	170
Unrecorded interest income on non-accrual loans	95	362

III. LOAN PORTFOLIO (Continued)

Management believes the allowance for loan losses at December 31, 2013 was adequate to absorb any losses on non-performing loans, as the allowance balance is maintained by management at a level considered adequate to cover losses that are probable based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time.

1. Discussion of the Non-accrual Policy

   The accrual of interest income is discontinued when the collection of a loan or interest, in whole or in part, is doubtful. When interest accruals are discontinued, interest income accrued in the current period is reversed. Loans which are past due 90 days or more as to interest or principal payments are considered for non-accrual status.

2. Potential Problem Loans

   As of December 31, 2013, in addition to the $4.8 million of non-performing loans reported under Item III.C.1. above (which amount includes all loans classified by management as doubtful or loss), there were approximately $5.2 million in other outstanding loans where known information about possible credit problems of the borrowers caused management to have concerns as to the ability of such borrowers to comply with the present loan repayment terms (loans classified as substandard by management) and which may result in disclosure of such loans pursuant to Item III.C.1. at some future date. In regard to loans classified as substandard, management believes that such potential problem loans have been adequately evaluated in the allowance of loan losses.

3. Foreign Outstandings

   None

4. Loan Concentrations

   At December 31, 2013, loans outstanding related to agricultural operations or collateralized by agricultural real estate and equipment aggregated approximately $39.2 million, or 8.2% of total loans.

D. Other Interest-Bearing Assets

There were no other interest-bearing assets as of December 31, 2013 which would be required to be disclosed under Item III.C.1 or Item III.C.2. if such assets were loans.

IV. SUMMARY OF LOAN LOSS EXPERIENCE

A. The following schedule presents an analysis of the allowance for loan losses, average loan data and related ratios at December 31 for the years indicated:

Summary of Loan Loss Experience

($ in thousands)	2013	2012	2011	2010	2009
Loans					
Loans outstanding at end of period	$ 477,303	$ 463,389	$ 442,855	$ 427,820	$ 452,885
Average loans outstanding during period	$ 469,603	$ 455,516	$ 438,883	$ 445,700	$ 453,787
Allowance for loan losses					
Balance at beginning of period	$ 6,811	$ 6,529	$ 6,715	$ 7,030	$ 5,020
Loans charged-off:					
Commercial business and agricultural loans	-	(400)	(642)	(4,739)	(1,248)
Commercial real estate	(111)	(287)	(2,057)	(4,748)	(918)
Residential real estate mortgage	(264)	(129)	(248)	(1,210)	(1,218)
Consumer loans and other	(444)	(512)	(460)	(637)	(491)
	(819)	(1,328)	(3,407)	(11,334)	(3,875)
Recoveries of loans previously charged-off					
Commercial business and agricultural loans	22	48	468	193	50
Commercial real estate	17	50	32	171	14
Residential real estate mortgage	21	86	700	53	54
Consumer loans and other	12	76	27	14	29
	72	260	1,227	431	147
Net loans charged-off	(747)	(1,068)	(2,180)	(10,903)	(3,728)
Provision for loan losses	900	1,350	1,994	10,588	5,738
Balance at end of period	$ 6,964	$ 6,811	$ 6,529	$ 6,715	$ 7,030
Ratio of net charge-offs during the period to average loans outstanding during the period	0.16%	0.24%	0.49%	2.45%	0.84%

The allowance for loan losses balance and the provision for loan losses are determined by management based upon periodic reviews of the loan portfolio. In addition, management considers the level of charge-offs on loans, as well as the fluctuations of charge-offs and recoveries on loans, in the factors which caused these changes. Estimating the risk of loss and the amount of loss is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time.

IV. SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

B. The following schedule provides a breakdown of the allowance for loan losses allocated by type of loan and related ratios at December 31 for the years indicated:

Allocation of the Allowance for Loan Losses

($ in thousands)	2013 Allowance Amount	2013 Percentage of Loans In Each Category to Total Loans	2012 Allowance Amount	2012 Percentage of Loans In Each Category to Total Loans	2011 Allowance Amount	2011 Percentage of Loans In Each Category to Total Loans	2010 Allowance Amount	2010 Percentage of Loans In Each Category to Total Loans	2009 Allowance Amount	2009 Percentage of Loans In Each Category to Total Loans
Commercial and agricultural	$ 2,334	26.1%	$ 1,747	26.7%	$ 1,965	26.3%	$ 1,739	26.5%	$ 2,685	27.8%
Commercial real estate	2,708	43.0%	3,034	43.5%	2,880	42.4%	3,774	41.6%	2,804	39.7%
Residential first mortgage	1,067	20.9%	1,088	19.0%	956	19.8%	643	19.8%	717	20.5%
Consumer loans and other	855	10.0%	942	10.9%	728	11.5%	559	12.1%	824	11.9%
	$ 6,964	100.0%	$ 6,811	100.0%	$ 6,529	100.0%	$ 6,715	100.0%	$ 7,030	100.0%

While management's periodic analysis of the adequacy of the allowance for loan losses may allocate portions of the allowance for specific problem loan situations, the entire allowance is available for any loan charge-offs that occur.

V. DEPOSITS

The average amount of deposits and average rates paid are summarized as follows for the years ended December 31:

($ in thousands)	2013 Average Amount	2013 Average Rate	2012 Average Amount	2012 Average Rate	2011 Average Amount	2011 Average Rate
Savings and interest-bearing demand deposits	$ 262,954	0.05%	$ 245,528	0.09%	$ 234,497	0.16%
Time deposits	180,154	1.16%	206,135	1.34%	217,546	1.66%
Demand deposits (non-interest-bearing)	78,332	-	70,749	-	64,239	-
	$ 521,440		$ 522,412		$ 516,282	

Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 2013 are summarized as follows:

	Amount (dollars in thousands)
Three months or less	$ 8,945
Over three months and through six months	7,709
Over six months and through twelve months	26,624
Over twelve months	33,530
Total	$ 76,808

VI. RETURN ON EQUITY AND ASSETS

The ratio of net income to average shareholders' equity and average total assets and certain other ratios are as follows for periods ended December 31:

Return on Equity and Assets

($ in thousands)	2013	2012	2011
Average total assets	$ 639,920	$ 638,035	$ 643,528
Average shareholders' equity	$ 54,700	$ 50,300	$ 47,035
Net income	$ 5,205	$ 4,814	$ 1,664
Cash dividends declared	$ 0.12	$ -	$ -
Return on average total assets	0.81%	0.75%	0.26%
Return on average shareholders' equity	9.52%	9.57%	3.54%
Dividend payout ratio (1)	11.23%	-	-
Average shareholders' equity to average total assets	8.55%	7.88%	7.31%

(1) Cash dividends declared divided by net income.

VII. SHORT-TERM BORROWINGS

The following information is reported for short-term borrowings for 2013, 2012 and 2011:

($ in thousands)	2013	2012	2011
Amount outstanding at end of year	$ 14,696	$ 10,333	$ 18,779
Weighted average interest rate at end of year	0.11%	0.10%	1.47%
Maximum amount outstanding at any month end	$ 15,025	$ 19,091	$ 50,239
Average amount outstanding during the year	$ 12,011	$ 15,180	$ 31,306
Weighted average interest rate during the year	0.09%	0.94%	2.91%

Item 1A. Risk Factors

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Annual Report on Form 10-K, and in other statements that we make from time to time in filings by the Company with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: (a) projections of income or expense, earnings per share, the payment or non-payment of dividends, capital structure and other financial items; (b) statements of plans and objectives of the Company or our Board of Directors or management, including those relating to products and services; (c) statements of future economic performance; (d) statements of future customer attraction or retention; and (d) statements of assumptions underlying these statements. These forward-looking statements include, but are not limited to, statements preceded by or that include the words or phrases "anticipates", "believes", "plans", "intends", "expects", "projects", "estimates", "should", "may", "would be", "will allow", "will likely result", "will continue", "will remain", or similar expressions.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of the Act.

Forward-looking statements involve risks and uncertainties. Actual results may differ materially from those predicted by the forward-looking statements because of various factors and possible events, including those risk factors identified below. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking industry, changes in economic conditions in the market areas in which the Company and its subsidiaries operate, changes in policies by regulatory agencies, changes in accounting standards and policies, changes in tax laws, fluctuations in interest rates, demand for loans in the market areas in which the Company and its subsidiaries operate, increases in FDIC insurance premiums, changes in the competitive environment, losses of significant customers, geopolitical events, the loss of key personnel and other factors. There is also the risk that the Company's management or Board of Directors incorrectly analyzes these risks and forces, or that the strategies the Company develops to address them are unsuccessful.

Forward-looking statements speak only as of that date on which they are made. Except as may be required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

All forward-looking statements attributable to the Company or any person acting on our behalf are qualified in their entirety by the following cautionary statements.

Changes in economic conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline.

Our success depends to a large extent upon local and national economic conditions, as well as governmental fiscal and monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control can adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings and our capital. Because we have a significant amount of real estate loans, additional decreases in real estate values could adversely affect the value of property used as collateral and our ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings and cash flows.

We continue to experience difficult economic conditions and high unemployment in our market areas and a significant continued decline in the economy in our market areas could have a materially adverse effect on our financial condition and results of operations. As a result of these economic conditions, the Company's future earnings may be susceptible to declining credit conditions in the markets in which we operate.

A substantial amount of our loan portfolio consists of residential and commercial real estate loans. Sustained weakness or deterioration in the real estate market could cause increases in delinquencies and non-performing assets, including additional loan charge-offs, and could depress our income, earnings and capital.

A substantial amount of our loan portfolio consists of residential and commercial real estate loans. The commercial and residential real estate markets continue to experience challenges in our markets. Economic factors both nationally and in the communities we serve have and may continue to cause deterioration to the value of real estate State Bank uses to secure its loans. Continued weakness in the economy or a prolonged recovery, deterioration of our real estate portfolio, a decrease in real estate values, an increase in unemployment, decreased or nonexistent housing price appreciation or increases in interest rates could reduce our earnings and consequently our financial condition because borrowers may not be able to repay their loans. The value of the collateral securing our loans and the quality of our loan portfolio may decline and customers may not want or need our products and services. Any of these scenarios could cause us to make fewer loans, increase delinquencies and non-performing assets, require us to charge off a higher percentage of our loans or result in additional increases to our provision for loan losses in future periods, which could adversely affect our business, financial condition and results of operations.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve Board impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits, and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve Board policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

We may be unable to manage interest rate risks, which could reduce our net interest income.

Our results of operations are affected principally by net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. The spread between the yield on our interest-earning assets and our overall cost of funds has been compressed in the recent low interest rate environment, and our net interest income may continue to be adversely impacted by an extended period of continued low rates. We cannot predict or control changes in interest rates. National, regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect the movement of interest rates and our interest income and interest expense. If the interest rates paid on deposits and other borrowed funds increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowed funds.

In addition, certain assets and liabilities may react in different degrees to changes in market interest rates. For example, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while interest rates on other types may lag behind. Some of our assets, such as adjustable rate mortgages, have features that restrict changes in their interest rates, including rate caps.

Interest rates are highly sensitive to many factors that are beyond our control. Some of these factors include: inflation; recession; unemployment; money supply; international disorders; and instability in domestic and foreign financial markets.

Changes in interest rates may affect the level of voluntary prepayments on our loans and may also affect the level of financing or refinancing by customers. We believe that the impact on our cost of funds from a rise in interest rates will depend on a number of factors, including but not limited to, the competitive environment in the banking sector for deposit pricing, opportunities for clients to invest in other markets such as fixed income and equity markets, and the propensity of customers to invest in their businesses. The effect on our net interest income from an increase in interest rates will ultimately depend on the extent to which the aggregate impact of loan re-pricings exceeds the impact of increases in our cost of funds.

If our actual loan losses exceed our allowance for loan losses, our net income will decrease.

Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant loan losses, which could have a material adverse effect on our operating results. In accordance with accounting principles generally accepted in the United States, we maintain an allowance for loan losses to provide for loan defaults and non-performance, which when combined, we refer to as the allowance for loan losses. Our allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could have a material adverse effect on our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. We cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse effect on our financial condition and results of operations.

FDIC insurance premiums may increase materially, which could negatively affect our profitability.

The FDIC insures deposits at FDIC insured financial institutions, including State Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. During 2008 and 2009, there were higher levels of bank failures which dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. The FDIC collected a special assessment in 2009 to replenish the Deposit Insurance Fund and also required a prepayment of an estimated amount of future deposit insurance premiums. If the costs of future bank failures increase, deposit insurance premiums may also increase.

Legislative or regulatory changes or actions could adversely impact our business.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. These laws and regulations are primarily intended for the protection of consumers, depositors, borrowers and the deposit insurance fund, not to benefit our shareholders. Changes to laws and regulations or other actions by regulatory agencies may negatively impact us, possibly limiting the services we provide, increasing the ability of non-banks to compete with us or requiring us to change the way we operate. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on the operation of an institution and the ability to determine the adequacy of an institution's allowance for loan losses. Failure to comply with applicable laws, regulations and policies could result in sanctions being imposed by the regulatory agencies, including the imposition of civil money penalties, which could have a material adverse effect on our operations and financial condition.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. In the last several years, Congress and the federal bank regulators have acted on an unprecedented scale in responding to the stresses experienced in the global financial markets. Some of the laws enacted by Congress and regulations promulgated by federal bank regulators subject us and other financial institutions to additional restrictions, oversight and costs that may have an adverse impact on our business and results of operations.

The Dodd-Frank Act was signed into law on July 21, 2010 and, although it became generally effective in July 2010, many of its provisions have extended implementation periods and delayed effective dates and have and will continue to require extensive rulemaking by regulatory authorities. In addition, we may be subjected to higher deposit insurance premiums to the FDIC. We may also be subject to additional regulations under the newly established Consumer Financial Protection Bureau, which was given broad authority to implement new consumer protection regulations. These and other provisions of the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, may place significant additional costs on us, impede our growth opportunities and place us at a competitive disadvantage.

In July 2013, our primary federal regulator, the Federal Reserve, published final rules establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee's December 2010 framework known as "Basel III" for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The implementation of the final rules will lead to higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements. The capital conservation buffer will be phased in over time, becoming effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets. The rules will also revise the regulatory agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity. The rules will not begin to phase in until January 1, 2014 for larger institutions and January 1, 2015 for smaller, less complex banking organizations such as the Company, and will be fully phased in by January 1, 2019. Until the rules are fully phased in, we cannot predict the ultimate impact it will have upon the financial condition or results of operations of the Company.

Changes in tax laws could adversely affect our performance

We are subject to extensive federal, state and local taxes, including income, exise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our results of operations. In addition, our customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by our customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for our loans and deposit products. In addition, such negative effects on our customers could result in defaults on the loans we have made.

We may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on our financial condition and results of operations.

The Company and its subsidiaries may be involved from time to time in a variety of litigation arising out of our businesses. The risk of litigation increases in times of increased troubled loan collection activity. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

Our success depends upon our ability to attract and retain key personnel.

Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be adversely affected.

We depend upon the accuracy and completeness of information about customers.

In deciding whether to extend credit or enter into other transactions with customers, we may rely on information provided to us by customers, including financial statements and other financial information. We may also rely on representations of customers as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer's audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer, and we may also rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

Our ability to pay cash dividends is limited, and we may be unable to pay cash dividends in the future even if we elect to do so.

We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on our common shares. The payment of dividends by us is also subject to regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. There can be no assurance as to if or when the Company may pay dividends or as to the amount of any dividends which may be declared and paid to shareholders in future periods. Failure to pay dividends on our common shares could have a material adverse effect on the market price of our common shares.

A limited trading market exists for our common shares which could lead to price volatility.

Your ability to sell or purchase our common shares depends upon the existence of an active trading market for our common shares. While our stock is quoted on the NASDAQ Global Market, it trades infrequently. As a result, you may be unable to sell or purchase our common shares at the volume, price and time you desire. The limited trading market for our common shares may cause fluctuations in the market value of our common shares to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

The preparation of our financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make significant estimates that affect the financial statements. Two of our most critical estimates are the level of the allowance for loan losses and the accounting for goodwill and other intangibles. Because of the inherent nature of these estimates, we cannot provide complete assurance that we will not be required to adjust earnings for significant unexpected loan losses, nor that we will not recognize a material provision for impairment of our goodwill. For additional information regarding these critical estimates, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 31 of this Annual Report on Form 10-K.

Changes in accounting standards could impact our results of operations.

The accounting standard setters, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be difficult to predict and can materially affect how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, which would result in the restatement of our financial statements for prior periods.

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, federal banking agencies have proposed extensive changes to their capital requirements, including raising required amounts and eliminating the inclusion of certain instruments from the calculation of capital. The final form of such regulations and their impact on the Company is unknown at this time, but may require us to raise additional capital. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital if and when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Strong competition within our market area may reduce our ability to attract and retain deposits and originate loans.

We face competition both in originating loans and in attracting deposits within our market area. We compete for clients by offering personal service and competitive rates on our loans and deposit products. The type of institutions we compete with include large regional financial institutions, community banks, thrifts and credit unions operating within our market areas. Nontraditional sources of competition for loan and deposit dollars come from captive auto finance companies, mortgage banking companies, internet banks, brokerage companies, insurance companies and direct mutual funds. As a result of their size and ability to achieve economies of scale, certain of our competitors offer a broader range of products and services than we offer. We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. In addition, to stay competitive in our markets we may need to adjust the interest rates on our products to match the rates offered by our competitors, which could adversely affect our net interest margin. As a result, our profitability depends upon our continued ability to successfully compete in our market areas while achieving our investment objectives.

We may be the subject of litigation which could result in legal liability and damage to our business and reputation.

From time to time, we may be subject to claims or legal action from customers, employees or others. Financial institutions like the Company and State Bank are facing a growing number of significant class actions, including those based on the manner of calculation of interest on loans and the assessment of overdraft fees. Future litigation could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and other agencies regarding our business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Like other large financial institutions, we are also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations and/or cause significant reputational harm to our business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties.

The Company's principal executive offices are located at 401 Clinton Street, Defiance, Ohio. This facility is owned by State Bank, and a portion of the facility is leased to the Company. State Bank owns the land and buildings occupied by 18 of its banking centers and leases four other properties used as banking centers. In addition, the Company occupies office space from various parties for multiple business purposes on varying lease terms. There is no outstanding mortgage debt on any of the properties which the Company owns. Listed below are the banking centers, loan production offices and service facilities of the Company and their addresses, all of which are located in Allen, Defiance, Fulton, Franklin, Lucas, Paulding, Williams and Wood Counties of Ohio, and Allen and Steuben Counties of Indiana:

Main Banking Center & Corporate Offices	401 Clinton Street, Defiance, OH
Angola LPO (lease)	908 North Wayne Street, Suite A, Angola, IN
Bryan Banking Center	1419 West High Street, Bryan, OH
Chief Banking Center (lease)	705 Deatrick Street, Defiance, OH
Columbus LPO	109 South High, Dublin, OH
New Albany LPO (lease)	68 N. High Street, Bldg. E, Ste. 105, New Albany, OH
Delta Banking Center	312 Main Street, Delta, OH
Fort Wayne Banking Center	12832 Coldwater Road, Fort Wayne, IN
Luckey Banking Center	235 Main Street, Luckey, OH
Lyons Banking Center	133 East Morenci Street, Lyons, OH
Market Street Banking Center	930 West Market Street, Lima, OH
Montpelier Banking Center	1201 East Main Street, Montpelier, OH
Motor Bank Drive-thru	510 Third Street, Defiance, OH
Northtowne Banking Center (lease)	1600 North Clinton Street, Defiance, OH
Oakwood Banking Center	218 North First Street, Oakwood, OH
Paulding Banking Center	220 North Main Street, Paulding, OH
Perrysburg Banking Center	610 East South Boundary Street, Perrysburg, OH
Pioneer Banking Center	119 South State Street, Pioneer, OH
Sylvania Banking Center	6401 Monroe Street, Sylvania, OH
Walbridge Banking Center	311 Main Street, Walbridge, OH
Wauseon Banking Center	515 Parkview, Wauseon, OH
RDSI – Main Office (lease)	7622 St. Rt. 66 North, Defiance, OH
DCM – Main Office (lease)	3101 Technology Blvd., Suite B, Lansing, MI
RDSI – Office Space (lease)	104 Depot Street, Archbold, OH
RDSI – Office Space (lease)	105 East Holland Street, Archbold, OH

Item 3. Legal Proceedings.

In the ordinary course of our business, the Company and its subsidiaries are parties to various legal actions which we believe are incidental to the operation of our business. Although the ultimate outcome and amount of liability, if any, with respect to these legal actions cannot presently be ascertained with certainty, in the opinion of management, based upon information currently available to us, any resulting liability is not likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not Applicable

Supplemental Item: Executive Officers of the Registrant

The following table lists the names and ages of the executive officers of the Company as of February 26, 2013, the positions presently held by each executive officer and the business experience of each executive officer during the past five years. Unless otherwise indicated, each person has held his principal occupation(s) for more than five years.

Name	Age	Position(s) Held with the Company and its Subsidiaries and Principal Occupation(s)
Mark A. Klein	59	President, and Chief Executive Officer of the Company since January 2010; Director of the Company since February 2010; President and Chief Executive Officer of State Bank since January 2006; Director of State Bank since 2006; President of RDSI since October 2011; Member of State Bank Investment Committee since March 2007.
Anthony V. Cosentino	52	Executive Vice President and Chief Financial Officer of the Company and State Bank since March 2010; Chief Financial Officer of RDSI since October 2011; Member of State Bank Investment Committee since 2010.
Jonathan R. Gathman	40	Executive Vice President and Senior Lending Officer of the Company since October 2005; Senior Vice President and Commercial Lending Manager from June 2005 through October 2005; Vice President and Commercial Lender from February 2003 through June 2005. Began working for The State Bank and Trust Company in May 1996.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common shares are traded on the NASDAQ Global Market under the symbol "SBFG". There were 4,869,629 shares outstanding and approximately 1,417 holders of record of our common shares as of December 31, 2013.

The following table presents quarterly market price information and cash dividends paid per share for our common shares for 2013 and 2012:

	Market Price Range		
2013	High	Low	Dividends Paid
Quarter ended December 31, 2013	$ 8.14	$ 7.88	$ 0.035
Quarter ended September 30, 2013	8.00	7.77	0.030
Quarter ended June 30, 2013	8.05	7.55	0.055
Quarter ended March 31, 2013	8.98	8.54	-
2012	High	Low	Dividends Paid
Quarter ended December 31, 2012	$ 7.25	$ 6.20	$ -
Quarter ended September 30, 2012	8.02	6.17	-
Quarter ended June 30, 2012	7.22	3.80	-
Quarter ended March 31, 2012	4.00	2.60	-

On April 3, 2013 the Company announced that it had elected to reinstate payment of quarterly cash dividends after not paying shareholder dividends since November 2009. There can be no assurance as to the amount of dividends which may be declared in future periods with respect to the common shares of the Company, since such dividends are subject to the discretion of the Company's Board of Directors, cash needs, general business conditions, dividends from the subsidiaries and applicable governmental regulations and policies.

Payment of dividends by State Bank may be restricted at any time at the discretion of the regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice. These provisions could have the effect of limiting the Company's ability to pay dividends on its outstanding common shares. Moreover, the Federal Reserve Board expects the Company to serve as a source of strength to its subsidiary banks, which may require it to retain capital for further investment in the subsidiary, rather than for dividends to shareholders of the Company.

SB Financial Group, Inc.



Total Return Performance
SB Financial Group, Inc.
NASDAQ Composite
NASDAQ Bank
Index Value
300
250
200
150
100
50
0
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13

	Period Ending					
Index	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**	**12/31/13**
SB Financial Group, Inc.	100.00	94.22	54.69	38.23	89.67	110.10
NASDAQ Composite	100.00	145.36	171.74	170.38	200.63	281.22
NASDAQ Bank	100.00	83.70	95.55	85.52	101.50	143.84

Source : SNL Financial LC, Charlottesville, VA
© 2014
www.snl.com

Repurchase of Common Shares

There were no common shares repurchased by the Company in 2013 or 2012.

Item 6. Selected Financial Data

SUMMARY OF SELECTED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)
Year Ended December 31

	2013	2012	2011	2010	2009
EARNINGS					
Interest income	$ 24,848	$ 26,122	$ 27,509	$ 29,564	$ 32,591
Interest expense	4,035	5,390	6,798	9,602	11,592
Net interest income	20,813	20,732	20,711	19,962	20,999
Provision for loan losses	900	1,350	1,994	10,588	5,738
Noninterest income	14,046	14,845	13,857	20,819	29,304
Noninterest expense	26,511	27,484	30,253	52,308	44,843
Provision (credit) for income taxes	2,243	1,929	658	(6,502)	(660)
Net income (loss)	5,205	4,814	1,664	(15,613)	382
PER SHARE DATA					
Basic earnings	$ 1.07	$ 0.99	$ 0.34	$ (3.21)	$ 0.07
Diluted earnings	1.07	0.99	0.34	(3.21)	0.07
Cash dividends declared	0.12	-	-	-	0.36
Shareholders' equity per share	11.55	10.96	9.86	9.47	12.69
AVERAGE BALANCES					
Average total assets	$ 639,920	$ 638,035	$ 643,528	$ 673,781	$ 667,470
Average shareholders' equity	54,700	50,300	47,035	57,281	63,576
RATIOS					
Return on average total assets	0.81%	0.75%	0.26%	-2.32%	0.06%
Return on average shareholders' equity	9.52	9.57	3.54	(27.26)	0.60
Cash dividend payout ratio (dividends divided by net income)	11.21	-	-	-	458.18
Average shareholders' equity to average total assets	8.55	7.88	7.31	8.50	9.52
PERIOD END TOTALS					
Total assets	$ 631,754	$ 638,234	$ 628,664	$ 660,288	$ 673,049
Total investments; fed funds sold	89,793	98,702	111,978	132,762	105,083
Total loans and leases	477,303	463,389	442,554	427,544	452,558
Loans held for sale	3,366	6,147	5,238	9,055	16,858
Allowance for loan losses	6,964	6,811	6,529	6,715	7,030
Total deposits	518,234	527,001	518,765	515,678	491,242
Notes payable	589	1,702	2,788	3,290	2,147
Advances from FHLB	16,000	21,000	12,776	22,807	35,267
Trust preferred securities	20,620	20,620	20,620	20,620	20,620
Shareholders' equity	56,269	53,284	47,932	46,024	61,708

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SB Financial Group, Inc. ("SB Financial"), is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, SB Financial is engaged in commercial banking, computerized item processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of SB Financial and its subsidiaries (collectively, the "Company"). This discussion should be read in conjunction with the Company's consolidated financial statements and related footnotes as of and for the years ended December 31, 2013 and 2012.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the years ended December 31, 2013 and 2012. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in the nature and amount of problem assets and associated collateral, underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent, but undetected, losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan valuations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

EARNINGS SUMMARY

Net income for 2013 was $5.2 million, or $1.07 per diluted share, compared with net income of $4.8 million, or $0.99 per diluted share for 2012.

Net charge-offs for 2013 of $0.7 million resulted in a loan loss provision of $0.9 million, which was down from the $1.4 million in 2012. State Bank reported net income for 2013 of $7.1 million, which is up significantly from the $6.4 million in net income in 2012. RDSI reported a net loss for 2013 of $0.2 million, compared to net income of $0.4 million reported for 2012.

Positive results at State Bank for 2013 included loan growth of $13.9 million, and demand deposit growth of $6.0 million. Both of these factors contributed to a net interest margin of 3.75 percent, which is down just 1 basis point from 2012. The mortgage banking business line continues to grow, with residential real estate loan production of $248 million for the year, resulting in $5.1 million of revenue from gains on sale. The Company's loans serviced for others ended the year at $606 million.

CHANGES IN FINANCIAL CONDITION

Total assets at December 31, 2013 were $631.8 million, compared to $638.2 million at December 31, 2012. Loans (excluding loans held for sale) were $477.3 million at December 31, 2013, compared to $463.4 million at December 31, 2012. Total deposits were $518.2 million at year-end 2013, compared to $527.0 million at December 31, 2012. Non-interest bearing deposits at December 31, 2013 were $81.6 million, compared to $77.8 million at December 31, 2012. Total shareholders' equity was $56.3 million at year-end 2013, up from $53.3 million from the prior year-end.

Significant Events of 2013

The Company expanded its profitability during 2013 with net income of $5.2 million, or $1.07 per share. This was an improvement from the net income of $4.8 million for 2012. Our Banking subsidiary, State Bank, had net income of $7.1 million, while our technology subsidiary, RDSI, lost $0.2 million during 2013.

Improvements in problem assets were a factor in the Company's increase in profitability during 2013. At December 31, 2013, non-performing assets had declined $1.7 million from the prior year. The level of non-performing assets to total assets fell to 1.1 percent from 1.4 percent for the prior year. Loan delinquency ended the year at 0.72 percent at December 31, 2013 versus 1.08 percent at December 31, 2012.

Mortgage loan production and sale continued to be a significant part of our business model during 2013. During the year, the Company sold $228 million of originated balances and had net mortgage banking revenue of $6.3 million.

Operating expense was reduced by 3.5 percent during 2013 as expenses at RDSI declined due to reduced business volume. Additionally, the Company made efforts to become more efficient with the reduction of four full-time equivalent staff positions.

The Company's loan loss provision for 2013 totaled $0.9 million, which was down 33 percent from the $1.4 million incurred during 2012. The provision level for 2013 was above the $0.7 million of net charge-offs incurred during the year.

RDSI had a net loss during 2013 of $0.2 million as compared to reported net income of $0.4 million in 2012. RDSI continued to downsize during 2013 and ended the year concentrating on its core compentencies of item and statement processing.

SUMMARY OF FINANCIAL DATA AND RESULTS OF OPERATIONS

($ in thousands except per share data)	Year Ended December 31, 2013	2012	% Change
Total Assets	$ 631,754	$ 638,234	-1.0%
Total Investments	89,793	98,702	-9.0%
Loans Held for Sale	3,366	6,147	-45.2%
Loans (Net)	477,303	463,389	3.0%
Allowance for Loan Losses	6,964	6,811	2.2%
Total Deposits	$ 518,234	$ 527,001	-1.7%
Total Revenues	$ 34,859	$ 35,577	-2.0%
Net Interest Income	20,813	20,732	0.4%
Loan Loss Provision	900	1,350	-33.3%
Non-interest Income	14,046	14,845	-5.4%
Non-interest Expense	26,511	27,484	-3.5%
Net Income	5,205	4,814	8.1%
Diluted Earnings per Share	$ 1.07	$ 0.99	8.1%

Net Interest Income

($ in thousands)	Year Ended December 31, 2013	2012	% Change
Net Interest Income	$ 20,813	$ 20,732	0.4%

Net interest income was $20.8 million for 2013 compared to $20.7 million for 2012, an increase of 0.04 percent. Average earning assets increased to $565.4 million in 2013 compared to $560.9 million in 2012, due to loan volume. The consolidated 2013 full-year net interest margin decreased 1 basis point to 3.75 percent compared to 3.76 percent for the full year 2012.

Loan Loss Provision

Provision for Loan Losses of $0.9 million was taken in 2013 compared to $1.4 million taken for 2012. The $0.5 million decrease was due to the lower level of charge-offs and the improvement in the Company's non-performing asset levels. For 2013, net charge-offs totaled $0.7 million, or 0.16 percent of average loans.

Non-interest Income

($ in thousands)	Year Ended December 31, 2013	2012	% Change
Total Non-interest Income	$ 14,046	$ 14,845	-5.4%
Data Service Fees	$ 1,500	$ 2,515	-40.4%
Wealth Management Fees	2,653	2,501	6.1%
Customer Service Fees	2,587	2,624	-1.4%
Gains on Sale of Loans	5,651	6,548	-13.7%
Mortgage Loan Servicing Fees, net	1,246	124	*
Gains on Sale of Securities	48	-	*
Other	361	533	-32.3%

* Percentage comparison not meaningful

Total non-interest income was $14.0 million for 2013 compared to $14.8 million for 2012, representing a $0.8 million, or 5.4 percent decrease year-over-year. This decrease was driven by a 14 percent decline in gains on sale of loans. The Company sold $228 million of originated mortgages into the secondary market, which allowed for the sold and serviced loan portfolio to grow from $528 million in 2012 to $606 million at December 31, 2013. This portfolio provides a servicing fee annuity, which is expected to provide servicing revenue for the foreseeable future.

Data Service Fees ("RDSI")

($ in thousands)	Year Ended December 31, 2013	2012	% Change
Data Service Fees	$ 1,500	$ 2,515	-40.4%

Data service fees decreased $1.0 million, or 40.4 percent, to $1.5 million in 2013 from $2.5 million in 2012. During 2013, RDSI became exclusively an item processing and statement provider.

RDSI reported a 2013 fiscal year net loss of $0.2 million, compared to $0.4 million in net income reported for 2012.

Non-interest Expense

($ in thousands)	Year Ended December 31, 2013	2012	% Change
Total Non-interest Expense	$ 26,511	$ 27,484	-3.5%
Salaries & Employee Benefits	13,497	14,518	-7.0%
Professional Fees	1,827	1,912	-4.4%
Occupancy & Equipment Expense	4,865	4,922	-1.2%
FDIC Insurance Expense	409	628	-34.9%
Fixed Asset & Software Impairment	-	65	*
Marketing Expense	471	393	19.8%
All Other	5,442	5,046	7.8%

* Percentage comparison not meaningful

Non-interest expense for 2013 decreased $1.0 million, or 3.5 percent compared to 2012. The Company made further declines in staffing levels for efficiency purposes and to reflect the commensurate declines in RDSI revenues. Total full-time equivalent headcount (FTE) ended 2013 at 200, which was down four from year end 2012.

FINANCIAL CONDITION

Investments

At December 31, 2013, the Company's available for sale securities was $89.8 million, which was a $8.9 million decrease from the prior year. Investment yields were up by an average of 10 basis points from the prior year.

Loans/Deposits

($ in thousands)	Total Loans		
	2013	2012	% Change
Commercial	$ 85,281	$ 81,215	5.0%
Commercial real estate	205,301	201,392	1.9%
Agricultural	39,210	42,276	-7.3%
Residential real estate	99,620	87,859	13.4%
Consumer	47,804	50,499	-5.3%
Leasing	87	148	-41.2%
Total loans, net of unearned income	$ 477,303	$ 463,389	3.0%

	Total Deposits		
	2013	2012	% Change
Non interest bearing demand	$ 81,570	$ 77,799	4.8%
Interest bearing demand	119,551	117,289	1.9%
Savings & money market	141,554	137,842	2.7%
Time deposits	175,559	194,071	-9.5%
Total deposits	$ 518,234	$ 527,001	-1.7%

Loans increased $13.9 million to $477.3 million at December 31, 2013. Loan volume increased in most categories, except for agricultural and consumer loans. **Deposits** were down from the prior year by $8.8 million driven by the loss of time deposits.

Asset Quality

($ in thousands)	12/31/2013	12/31/2012	Change in Dollars / Percentages
Non-accruing loans	$ 4,844	$ 5,305	$ (461)
Accruing restructured loans	$ 1,739	$ 1,258	$ 481
OREO & Repossessed assets	$ 651	$ 2,367	$ (1,717)
Non-performing assets	$ 7,234	$ 8,930	$ (1,697)
Non-performing assets/total assets	1.14%	1.40%	-0.26%
Net charge-offs	$ 747	$ 1,068	$ (321)
Net charge-offs/average loans	0.16%	0.23%	-0.07%
Loan loss provision	$ 900	$ 1,350	$ (450)
Allowance for loan losses	$ 6,964	$ 6,811	$ 153
Allowance/loans	1.46%	1.47%	-0.01%
Allowance/non-accruing loans	143.8%	128.4%	15.4%
Allowance/non-performing assets	96.3%	76.3%	20.0%

Non-performing assets (loans + OREO *(Other Real Estate Owned)* + OAO *(Other Assets Owned) + accruing TDRs*) were $7.2 million, or 1.1 percent, of total assets at December 31, 2013, a decrease of $1.7 million from 2012. Net charge-offs were also down during 2013 at $0.7 million, which was a $0.3 million improvement over 2012. The Company's loan loss allowance at December 31, 2013 now covers non-accruing loans at 144 percent, up from 128 percent at December 31, 2012.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2013, was $56.3 million, equivalent to 8.9 percent of total assets. The total consolidated risk-based capital ratio was 12.6 percent at December 31, 2013. Total consolidated regulatory (risk-based) capital was $64.9 million at December 31, 2013, and $59.4 million at December 31, 2012. Capital ratios for the Company's banking subsidiary, State Bank, were 8.8 percent for the Tier 1 leverage ratio and 12.5 percent for the risk-based capital ratio at December 31, 2013.

Goodwill and Intangibles

The Company completed the most recent annual goodwill impairment test as of December 31, 2013. The first step impairment test compares the fair value of the reporting unit with the carrying value, including goodwill. The reporting unit is State Bank. RDSI has no remaining goodwill. At December 31, 2013, State Bank passed step one, which indicated no impairment.

The fair value testing of Goodwill and Intangibles was conducted pursuant to ASC Topic 350 and utilized Company prepared projections of cash flows, historical financial results and market based comparisons. These inputs were used to evaluate the expected future cash flows of the business and those results determined the fair value of the Goodwill and Intangibles.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $2.3 million for the Company during 2014. These purchases are expected to be funded by cash on hand and from cash generated from current operations.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Sources used to satisfy these needs consist of cash and due from banks, interest bearing deposits in other financial institutions, securities available for sale, loans held for sale, and borrowings from various sources. The assets, excluding the borrowings, are commonly referred to as liquid assets. Liquid assets were $106.3 million at December 31, 2013 compared to $124.0 million at December 31, 2012.

The Company's commercial real estate, first mortgage residential and multi-family mortgage portfolio of $304.9 million at December 31, 2013 can and has been readily used to collateralize borrowings, which is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its current and anticipated liquidity needs. At December 31, 2013, all eligible commercial real estate, residential first, and multi-family mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2013 and 2012 follows:

The Company experienced positive cash flows from operating activities in 2013 and 2012. Net cash from operating activities was $13.9 million and $7.4 million for the years ended December 31, 2013 and 2012, respectively. Significant operating items for 2013 included OMSR recapture ($0.6 million), gain on sale of loans ($5.7 million) and loss on sale of assets ($0.4 million). Net proceeds from sales of loans held for sale and loans originated and held for sale were a positive $15.1 million.

The Company experienced negative cash flows from investing activities in 2013 and 2012. Net cash used in investing activities was ($8.9) million and ($10.0) million for the years ended December 31, 2013 and 2012, respectively. The changes for 2013 include the purchase of available-for-sale securities of $32.1 million, and net increase in loans of $15.7 million. The changes for 2012 include the purchase of available-for-sale securities of $28.6 million and net increase in loans of $23.0 million. The Company had proceeds from repayments, maturities, sales and calls of securities of $37.4 million and $41.3 million in 2013 and 2012, respectively.

The Company experienced negative cash flows from financing activities in 2013 and positive cash flows from financing activities in 2012. Net cash used in financing activities was ($11.0 million) in 2013 and a source of cash of $6.9 million in 2012. Negative $4.4 million and positive $8.2 million of the change is attributable to the change in deposits for 2013 and 2012, respectively.

The Company uses an economic value of equity ("EVE") analysis to measure risk in the balance sheet incorporating all cash flows over the estimated remaining life of all balance sheet positions. The EVE analysis calculates the net present value of the Company's assets and liabilities in rate shock environments that range from -400 basis points to +400 basis points. The likelihood of a decrease in rates as of December 31, 2013 and December 31, 2012 was considered to be remote given the current interest rate environment and therefore, only the minus 100 basis point rate change was included for 2013 and no negative rate changes were included for 2012. The results of this analysis are reflected in the following tables for December 31, 2013 and December 31, 2012.

December 31, 2013 Economic Value of Equity ($'s in thousands)			
Change in Rates	**$ Amount**	**$ Change**	**% Change**
+400 basis points	$ 105,687	$ 13,393	14.51%
+300 basis points	103,812	11,517	12.48%
+200 basis points	101,018	8,724	9.45%
+100 basis points	97,311	5,017	5.44%
Base Case	92,294	-	-
-100 basis points	86,266	(6,029)	(6.53%)

December 31, 2012 Economic Value of Equity ($'s in thousands)			
Change in Rates	**$ Amount**	**$ Change**	**% Change**
+400 basis points	$ 95,056	$ 14,010	14.12%
+300 basis points	92,811	12,648	12.75%
+200 basis points	89,642	10,362	10.44%
+100 basis points	84,980	6,583	6.63%
Base Case	77,514	-	-

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of Federal Home Loan Bank (FHLB) advances, unused federal funds lines from correspondent banks and the national certificate of deposit market. Management expects the risk of changes in off-balance-sheet arrangements to be immaterial to earnings.

The Company's commercial real estate, first mortgage residential, and multi-family mortgage portfolios of $304.9 million have been pledged to meet collateralization requirements as of December 31, 2013. Based on the current collateralization requirements of the FHLB, approximately $28.5 million of additional borrowing capacity existed at December 31, 2013.

At December 31, 2013 and 2012, the Company had $11.5 million in federal funds lines available. The Company also had $27.0 million in unpledged securities at December 31, 2013 that may be used to pledge for additional borrowings.

SB Financial had a term note balance at December 31, 2013 and 2012 of $0.0 million and $0.8 million, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

($ in thousands)	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Long-Term Debt Obligations	$ 16,000	$ 8,500	$ 5,000	$ 2,500	$ -
Other Debt Obligations	21,209	386	203	-	20,620
Operating Lease Obligations	745	310	195	163	77
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	175,559	95,152	59,518	19,667	1,222
Total	$ 213,513	$ 104,348	$ 64,916	$ 22,330	$ 21,919

The Company's contractual obligations as of December 31, 2013 were comprised of long-term debt obligations, other debt obligations, operating lease obligations and other long-term liabilities. Long-term debt obligations are comprised of FHLB Advances of $16.0 million. Other debt obligations are comprised of Trust Preferred securities of $20.6 million and Notes Payable of $0.6 million. The operating lease obligations are detailed in Note 21. Other long-term liabilities include time deposits of $175.6 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing, executing and monitoring strategies to maintain appropriate liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on current and future earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

There are several ways an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening or lengthening terms of new loans, investments, or liabilities; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contracts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past, but during 2013 the Company entered into interest rate swap agreements as an accommodation to certain loan customers. See Note 5 to the financial statements. The Company may purchase such instruments in the future if market conditions are favorable.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2013. The table does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:

($ in thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Rate Sensitive Assets							
Variable Rate Loans	$ 55,029	$ 12,414	$ 7,075	$ 5,095	$ 6,112	$ 14,699	$ 100,424
Average interest rate	4.03%	3.69%	3.82%	3.86%	3.07%	3.75%	3.86%
Adjustable Rate Loans	$ 24,690	$ 19,119	$ 17,184	$ 16,466	$ 15,269	$ 109,285	$ 202,013
Average interest rate	3.95%	4.14%	4.35%	4.20%	4.25%	4.22%	4.19%
Fixed Rate Loans	$ 43,834	$ 22,092	$ 18,936	$ 15,714	$ 15,660	$ 61,997	$ 178,233
Average interest rate	4.55%	4.38%	4.49%	4.33%	4.01%	3.97%	4.25%
Total Loans	$ 123,553	$ 53,625	$ 43,194	$ 37,275	$ 37,041	$ 185,981	$ 480,669
Average interest rate	4.20%	4.13%	4.32%	4.21%	3.95%	4.10%	4.15%
Fixed rate investment securities	$ 18,000	$ 11,011	$ 9,283	$ 7,115	$ 3,609	$ 33,362	$ 82,380
Average interest rate	2.39%	1.51%	1.52%	1.47%	1.90%	2.85%	2.26%
Variable rate investment securities	$ 4,141	$ 1,061	$ 1,082	$ 1,009	$ 864	$ 3,004	$ 11,161
Average interest rate	0.40%	1.55%	1.56%	1.71%	2.04%	1.59%	1.19%
Fed Funds Sold & Other	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Rate Sensitive Assets	$ 145,694	$ 65,697	$ 53,559	$ 45,399	$ 41,514	$ 222,347	$ 574,210
Average interest rate	3.86%	3.65%	3.78%	3.73%	3.74%	3.88%	3.82%

Rate Sensitive Liabilities							
Demand - Non Interest Bearing	$ 11,513	$ 9,889	$ 8,492	$ 7,293	$ 6,265	$ 38,118	$ 81,570
Demand - Interest Bearing	$ 14,224	$ 12,530	$ 11,040	$ 9,726	$ 8,569	$ 63,462	$ 119,551
Average interest rate	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Money Market Accounts	$ 10,015	$ 8,761	$ 7,664	$ 6,703	$ 5,861	$ 40,898	$ 79,902
Average interest rate	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Savings	$ 8,173	$ 6,930	$ 6,031	$ 5,252	$ 4,570	$ 30,696	$ 61,652
Average interest rate	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Certificates of Deposit	$ 94,154	$ 35,837	$ 24,682	$ 9,002	$ 10,662	$ 1,222	$ 175,559
Average interest rate	0.79%	1.40%	1.31%	1.35%	1.36%	3.39%	1.07%
Fixed rate FHLB Advances	$ 8,500	$ -	$ 2,500	$ 2,500	$ -	$ 2,500	$ 16,000
Average interest rate	2.37%	0.00%	1.99%	1.19%	0.00%	1.67%	2.02%
Variable rate FHLB Advances	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate Notes Payable	$ 356	$ 233	$ -	$ -	$ -	$ 10,310	$ 10,899
Average interest rate	6.00%	6.00%	0.00%	0.00%	0.00%	10.60%	10.35%
Variable rate Notes Payable	$ -	$ -	$ -	$ -	$ -	$ 10,310	$ 10,310
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	2.04%	2.04%
Fed Funds Purchased, Repos & Othe	$ 14,696	$ -	$ -	$ -	$ -	$ -	$ 14,696
Average interest rate	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%
Total Rate Sensitive Liabilities	$ 161,631	$ 74,180	$ 60,409	$ 40,476	$ 35,927	$ 197,516	$ 570,139
Average interest rate	0.62%	0.71%	0.64%	0.40%	0.43%	0.73%	0.64%

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:

Comparison of 2013 to 2012 ($ in thousands)	**First Year**	**Years 2 - 5**	**Thereafter**	**Total**
Total Rate Sensitive Assets:				
At December 31, 2013	$ 145,694	$ 206,169	$ 222,347	$ 574,210
At December 31, 2012	168,054	221,420	182,512	571,987
Increase (decrease)	$ (22,360)	$ (15,251)	$ 39,834	$ 2,223
Total Rate Sensitive Liabilities:				
At December 31, 2013	$ 161,631	$ 210,992	$ 197,516	$ 570,139
At December 31, 2012	154,362	232,896	193,398	580,656
Increase (decrease)	$ 7,269	$ (21,904)	$ 4,118	$ (10,517)

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate-sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate-sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects non-interest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages loan, security, and liability maturities in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Item 8. Financial Statements and Supplementary Data.

Our Consolidated Financial Statements and notes thereto and other supplementary data begin on the following page.

SB Financial Group, Inc.
Consolidated Balance Sheets
December 31

ASSETS ($ in thousands)	2013	2012
Cash and due from banks	$ 13,137	$ 19,144
Available-for-sale securities	89,793	98,702
Loans held for sale	3,366	6,147
Loans, net of unearned income	477,303	463,389
Allowance for loan losses	(6,964)	(6,811)
Premises and equipment, net	12,186	12,633
Federal Reserve and Federal Home Loan Bank Stock, at cost	3,748	3,748
Foreclosed assets held for sale, net	651	2,367
Interest receivable	1,281	1,235
Goodwill	16,353	16,353
Core deposits and other intangibles	655	1,219
Purchased software	421	330
Cash value of life insurance	12,906	12,577
Mortgage servicing rights	5,180	3,775
Other assets	1,738	3,426
Total assets	$ 631,754	$ 638,234
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non interest bearing demand	$ 81,570	$ 77,799
Interest bearing NOW	119,551	117,289
Savings	61,652	57,461
Money Market	79,902	80,381
Time Deposits	175,559	194,071
Total deposits	518,234	527,001
Repurchase agreements	14,696	10,333
Notes payable	589	1,702
Federal Home Loan Bank advances	16,000	21,000
Trust preferred securities	20,620	20,620
Interest payable	639	138
Other liabilities	4,707	4,156
Total liabilities	575,485	584,950
Commitments & Contingent Liabilities	-	-
Stockholders' Equity		
Preferred stock, $0.00 stated value; authorized 200,000 shares; 0 shares issued	-	-
Common stock, $2.50 stated value; authorized 10,000,000 shares; 5,027,433 shares issued	12,569	12,569
Additional paid-in capital	15,412	15,374
Retained earnings	29,899	25,280
Accumulated other comprehensive income	74	1,830
Treasury stock, at cost - (2013 - 157,804, 2012 - 165,564 shares)	(1,685)	(1,769)
Total stockholders' equity	56,269	53,284
Total liabilities and stockholders' equity	$ 631,754	$ 638,234

See Notes to Consolidated Financial Statements

SB Financial Group, Inc.
Consolidated Statements of Income
Years Ended December 31

($ in thousands, except share data)

	2013	2012
Interest Income		
Loans		
Taxable	$ 22,834	$ 23,911
Tax-exempt	67	90
Securities		
Taxable	1,244	1,515
Tax-exempt	703	606
Total interest income	24,848	26,122
Interest Expense		
Deposits	2,231	2,969
Notes payable	47	64
Repurchase agreements	11	142
Federal Home Loan Bank advances	339	333
Trust preferred securities	1,407	1,882
Total interest expense	4,035	5,390
Net Interest Income	20,813	20,732
Provision for loan losses	900	1,350
Net interest income after provision for loan losses	19,913	19,382
Non-interest Income		
Wealth management fees	2,653	2,501
Customer service fees	2,587	2,624
Gain on sale of mortgage loans & OMSR's	5,066	6,284
Mortgage loan servicing fees, net	1,246	124
Gain on sale of non-mortgage loans	585	264
Data service fees	1,500	2,515
Net gain on sales of securities	48	-
Loss on sale of assets	(484)	(329)
Other	845	862
Total non-interest income	$ 14,046	$ 14,845
Non-interest Expense		
Salaries and employee benefits	$ 13,497	$ 14,518
Net occupancy expense	2,055	2,085
FDIC insurance expense	409	628
Equipment expense	2,810	2,837
Data processing fees	714	469
Professional fees	1,827	1,912
Marketing expense	471	393
Printing and office supplies	301	230
Telephone and communications	582	580
Postage and delivery expense	796	856
Employee expense	557	456
Intangible amortization expense	564	630
State, local and other taxes	550	502
Other expenses	1,378	1,388
Total non-interest expense	26,511	27,484
Income Before Income Tax	7,448	6,743
Provision for Income Taxes	2,243	1,929
Net Income	$ 5,205	$ 4,814
Basic Earnings Per Share	$ 1.07	$ 0.99
Diluted Earnings Per Share	$ 1.07	$ 0.99

See Notes to Consolidated Financial Statements

SB Financial Group, Inc.

Consolidated Statements of Comprehensive Income
Years Ended December 31

($'s in thousands)	2013	2012
Net income	$ 5,205	$ 4,814
Other comprehensive income (loss):		
Available-for-sale investment securities:		
Gross unrealized holding (loss) gain arising in the period	(2,612)	738
Related tax benefit (expense)	888	(251)
Less: reclassification adjustment for gain realized in income	(48)	-
Related tax benefit	16	-
Net effect on other comprehensive income (loss)	(1,756)	487
Total comprehensive income	**$ 3,449**	**$ 5,301**

Consolidated Statements of Stockholders' Equity
Years Ended December 31

($ in thousands)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2013	$ -	$ 12,569	$ 15,374	$ 25,280	$ 1,830	$ (1,769)	$ 53,284
Net Income				5,205			5,205
Other comprehensive loss					(1,756)		(1,756)
Dividends on Common, $0.12 per share				(586)			(586)
Stock options exercised			(26)			84	58
Expense of stock option plan			64				64
Balance, December 31, 2013	$ -	$ 12,569	$ 15,412	$ 29,899	$ 74	$ (1,685)	$ 56,269
Balance, January 1, 2012	-	12,569	15,323	20,466	1,343	(1,769)	47,932
Net Income				4,814			4,814
Other comprehensive income					487		487
Expense of stock option plan			51				51
Balance, December 31, 2012	$ -	$ 12,569	$ 15,374	$ 25,280	$ 1,830	$ (1,769)	$ 53,284

See Notes to Consolidated Financial Statements

SB Financial Group, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31

($ in thousands)	2013	2012
Operating Activities		
Net Income	$ 5,205	$ 4,814
Items not requiring (providing) cash		
Depreciation and amortization	1,089	1,232
Provision for loan losses	900	1,350
Expense of share-based compensation plan	64	51
Amortization of premiums and discounts on securities	955	1,266
Amortization of intangible assets	564	630
Amortization of originated mortgage servicing rights	827	1,335
Deferred income taxes	1,731	1,858
Proceeds from sale of loans held for sale	239,208	325,486
Originations of loans held for sale	(232,379)	(321,828)
Gain from sale of loans	(5,651)	(6,548)
Loss on sales of assets	484	329
Net gains on sales of securities	(48)	-
Software and fixed asset impairment	-	65
OREO impairment	33	58
Originated mortgage servicing rights impairment, net	(629)	(309)
Changes in		
Interest receivable	(46)	400
Other assets	1,236	(62)
Interest payable and other liabilities	403	(2,710)
Net cash provided by operating activities	13,946	7,417
Investing Activities		
Purchases of available-for-sale securities	(32,090)	(28,573)
Proceeds from maturities of available-for-sale securities	29,993	41,321
Proceeds from sales of available-for-sale securities	7,389	-
Net change in loans	(15,642)	(22,997)
Purchase of premises, equipment and software	(1,152)	(833)
Proceeds from sales of premises, equipment and software	317	-
Proceeds from sale of foreclosed assets	2,277	1,098
Purchase of FHLB stock	-	(63)
Net cash used in investing activities	$ (8,909)	$ (10,048)
Financing Activities		
Net increase in demand deposits, money market, interest checking and savings accounts	$ 9,745	$ 35,612
Net decrease in certificates of deposit	(18,512)	(27,376)
Net increase (decrease) in securities sold under agreements to repurchase	4,363	(8,446)
Proceeds from Federal Home Loan Bank advances	9,000	53,000
Repayment of Federal Home Loan Bank advances	(14,000)	(44,776)
Proceeds from stock options exercised	58	-
Dividends on Common Stock	(586)	-
Repayment of notes payable	(1,113)	(1,086)
Net cash provided by (used in) financing activities	(11,045)	6,928
Increase (Decrease) in Cash and Cash Equivalents	(6,007)	4,298
Cash and Cash Equivalents, Beginning of Year	19,144	14,846
Cash and Cash Equivalents, End of Year	$ 13,137	$ 19,144
Supplemental Cash Flows Information		
Interest paid	$ 3,534	$ 8,206
Income taxes paid	$ 550	$ 120
Transfer of loans to foreclosed assets	$ 981	$ 1,181

See Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

SB Financial Group, Inc. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFCBC, Inc. ("RFCBC"), Rurbanc Data Services, Inc. dba RDSI Banking Systems ("RDSI"), Rurban Statutory Trust I ("RST I"), and Rurban Statutory Trust II ("RST II"). State Bank owns all the outstanding stock of Rurban Mortgage Company ("RMC"), Rurban Investments, Inc. ("RII") and State Bank Insurance, LLC ("SBI"). Effective April 18, 2013, the Company changed its name from Rurban Financial Corp. to SB Financial Group, Inc. The Company is primarily engaged in providing a full range of banking and wealth management services to individual and corporate customers in Northwest Ohio and Northeast Indiana. The Company is subject to competition from other financial institutions, and is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI, RMC, RII, and SBI. All significant intercompany accounts and transactions have been eliminated in consolidation. Where appropriate, reclassifications have been made to the 2012 financial statements to conform to the 2013 financial statement presentation. These reclassifications had no effect on net income.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, State Bank, RFCBC, RDSI, RMC, RII and SBI. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, loan servicing rights, valuation of deferred tax assets, other-than-temporary impairment (OTTI) and fair value of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2013 and 2012, cash equivalents consisted primarily of interest-bearing and non-interest bearing demand deposit balances held by correspondent banks.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

For debt securities with fair value below carrying value when the Company does not intend to sell the debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, the Company recognizes the credit component of an other-than-temporary impairment of the debt security in earnings and the remaining portion in other comprehensive income.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses on loan sales are recorded in non-interest income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due. Past due status is based on contractural terms of loan. All interest accrued, but not collected for loans that are placed on non-accrual or charged-off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the non-collectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected on the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that State Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

When State Bank moves a loan to non-accrual status, total unpaid interest accrued to date is reversed from income. Subsequent payments are applied to the outstanding principal balance with the interest portion of the payment recorded on the balance sheet as a contra-loan. Interest received on impaired loans may be realized once all contractual principal amounts are received or when a borrower establishes a history of six consecutive timely principal and interest payments. It is at the discretion of Management to determine when a loan is placed back on accrual status upon receipt of six consecutive timely payments.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, State Bank does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and equipment over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases.

Long-lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset's cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

A fixed asset and software impairment of $0.0 million and $0.1 million was recognized during the years ended December 31, 2013 and 2012, respectively.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over weighted-average periods ranging from one to fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years.

Derivatives

Derivatives are recognized as assets and liabilities on the consolidated balance sheet and measured at fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Mortgage Servicing Rights

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (ASC 806-50), servicing rights from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. The Company subsequently measures each class of servicing asset using the amortization method. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment based on fair value at each reporting date.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost of service, the discount rate, the custodial earning rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method is evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with

"Mortgage Loan Servicing Fees, net" on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Share-Based Employee Compensation Plan

At December 31, 2013 and 2012, the Company had a share-based employee compensation plan, which is described more fully in Note 19.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before the maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the term "upon examination" also includes resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries. With a few exceptions, the Company is no longer subject to U.S. Federal, State and Local examinations by tax authorities for the years before 2010. As of December 31, 2013, the Company had no uncertain income tax positions.

Treasury Shares

Treasury stock is stated at cost. Cost is determined by the weighted average cost method.

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Treasury stock shares are not deemed outstanding for earnings per share calculations.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on available-for-sale securities, and unrealized and realized gains and losses in derivative financial instruments that qualify for hedge accounting.

The following paragraphs summarize the impact of new accounting pronouncements:

Accounting Standards Update (ASU) No. 2014-04, Receivables (Topic 310): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.

The ASU clarifies that an in substance repossession or foreclosure occurs upon either the creditor obtaiing legal title to the residential real estate property or the borrower conveying all interest in the restidential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The amendments are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014. The amendments may be adopted using either a modified retrospective transition method or a prospective transition method. Early adoption is permitted. Management does not believe the amendments will have a material impact on the Company's Consolidated Financial Statements.

ASU No. 2013-12, Definition of a Public Business Entity

The objective of this standard will be to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. generally accepted accounting principles (GAAP) on a going-forward basis. Specifically, stakeholders asked that the Board clarify which nonpublic entities potentially qualify for alternative financial accounting and reporting guidance. This Update addresses those issues by defining public business entity. Management does not believe the amendment will have a material impact on the Company's Consolidated Financial Statements.

Note 2: Restriction on Cash and Due From Banks

State Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2013, was $0.7 million.

Note 3: Available-for-Sale Securities

The amortized cost and appropriate fair values, together with gross unrealized gains and losses, of available-for-sale securities are as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities:				
December 31, 2013:				
U.S. Treasury and Government agencies	$ 11,305	$ 120	$ (125)	$ 11,300
Mortgage-backed securities	57,322	417	(516)	57,223
State and political subdivisions	17,937	546	(328)	18,155
Money Market Mutual Fund	3,092	-	-	3,092
Equity securities	23	-	-	23
	$ 89,679	$ 1,083	$ (969)	$ 89,793

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities:				
December 31, 2012:				
U.S. Treasury and Government agencies	$ 14,301	$ 210	$ -	$ 14,511
Mortgage-backed securities	62,661	1,136	(33)	63,764
State and political subdivisions	16,789	1,462	(2)	18,249
Money Market Mutual Fund	2,155	-	-	2,155
Equity securities	23	-	-	23
	$ 95,929	$ 2,808	$ (35)	$ 98,702

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
($ in thousands)	Amortized Cost	Fair Value
Within one year	$ -	$ -
Due after one year through five years	1,386	1,460
Due after five years through ten years	10,980	11,042
Due after ten years	16,876	16,953
	29,242	29,455
Mortgage-backed securities, money market mutual fund & equity securities	60,437	60,338
Totals	$ 89,679	$ 89,793

The fair value of securities pledged as collateral, to secure public deposits and for other purposes, was $42.3 million at December 31, 2013, and $49.8 million at December 31, 2012. The securities delivered for repurchase agreements were $17.5 million at December 31, 2013 and $16.2 million at December 31, 2012.

Gross gains of $0.09 million and gross losses of $0.04 million were realized from sales of available-for-sale securities in 2013. The net $0.05 million gain on sale was a reclassification from accumulated other comprehensive income and is included in the net gain on sales of securities. There were no realized gains or losses in 2012. The 2013 related tax expense for net security gains was $0.02 million and was a reclassification from accumulated other comprehensive income and is included in the income tax expense line in the income statement.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2013 and 2012, was $35.8 million and $6.0 million which is approximately 40% and 6% of the Company's available-for-sale investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables present securities with unrealized losses at December 31, 2013 and 2012:

($ in thousands)	Less than 12 Months		12 Months or Longer		Total	
December 31, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and Government agencies	$ 3,834	$ (125)	$ -	$ -	$ 3,834	$ (125)
Mortgage-backed securities	$ 24,773	$ (410)	$ 2,333	$ (106)	$ 27,106	$ (516)
State and political subdivisions	4,868	(328)	-	-	4,868	(328)
	$ 33,475	$ (863)	$ 2,333	$ (106)	$ 35,808	$ (969)

($ in thousands)	Less than 12 Months		12 Months or Longer		Total	
December 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
Mortgage-backed securities	$ 5,202	$ (33)	$ 342	$ -	$ 5,544	$ (33)
State and political subdivisions	229	(1)	251	(1)	480	(2)
	$ 5,431	$ (34)	$ 593	$ (1)	$ 6,024	$ (35)

The unrealized gain on the mortgage-backed securities portfolio has been significantly reduced as of December 31, 2013 from the prior year. Management reviews these securities on a quarterly basis and has determined that no impairment exists. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation. When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

($ in thousands)	Total Loans		Non-Accrual Loans	
	Dec. 2013	Dec. 2012	Dec. 2013	Dec. 2012
Commercial & Industrial	$ 85,642	$ 81,767	2,316	1,246
Commercial RE & Construction	205,301	201,392	532	782
Agricultural & Farmland	39,210	42,276	-	-
Residential Real Estate	99,620	87,859	1,651	2,631
Home Equity & Consumer	47,717	50,223	345	646
Other	87	148	-	-
Total loans	477,577	463,665	$ 4,844	$ 5,305
Less				
Net deferred loan fees, premiums and discounts	(274)	(276)		
Loans, net of unearned income	$ 477,303	$ 463,389		
Allowance for loan losses	$ (6,964)	$ (6,811)		

The following tables present the balance of the allowance for loan losses ("ALLL") and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2013 and 2012:

($'s in thousands)	Commercial & Industrial	Commercial RE & Construction	Agricultural & Farmland	Residential Real Estate	Home Equity & Consumer	Other	Total
ALLOWANCE FOR LOAN AND LEASE LOSSES							
For the Twelve Months Ended December 31, 2013							
Beginning balance	$ 1,561	$ 3,034	$ 186	$ 1,088	$ 839	$ 103	$ 6,811
Charge Offs	(1)	(111)	-	(264)	(426)	(17)	$ (819)
Recoveries	18	17	4	21	11	1	72
Provision	597	(232)	(31)	222	360	(16)	900
Ending Balance	$ 2,175	$ 2,708	$ 159	$ 1,067	$ 784	$ 71	$ 6,964

Loans Receivable at December 31, 2013

($'s in thousands)	Commercial & Industrial	Commercial RE & Construction	Agricultural & Farmland	Residential Real Estate	Home Equity & Consumer	Other	Total
Allowance:							
Ending balance: individually evaluated for impairment	$ 1,079	$ 56	$ -	$ 192	$ 168		$ 1,495
Ending balance: collectively evaluated for impairment	$ 1,096	$ 2,652	$ 159	$ 875	$ 616	$ 71	$ 5,469
Loans:							
Ending balance: individually evaluated for impairment	$ 2,116	$ 649	$ -	$ 1,985	$ 590		$ 5,340
Ending balance: collectively evaluated for impairment	$ 83,526	$ 204,652	$ 39,210	$ 97,635	$ 47,127	$ 87	$ 472,237

($'s in thousands)	Commercial & Industrial	Commercial RE & Construction	Agricultural & Farmland	Residential Real Estate	Home Equity & Consumer	Other	Total
ALLOWANCE FOR LOAN AND LEASE LOSSES							
For the Twelve Months Ended December 31, 2012							
Beginning balance	$ 1,914	$ 2,880	$ 51	$ 956	$ 599	$ 129	$ 6,529
Charge Offs	(390)	(287)	(10)	(129)	(484)	(28)	(1,328)
Recoveries	41	50	7	86	69	7	260
Provision	(4)	391	138	175	655	$ (6)	1,350
Ending Balance	$ 1,561	$ 3,034	$ 186	$ 1,088	$ 839	$ 102	$ 6,811
Loans Receivable at December 31, 2012							
Allowance:							
Ending balance: individually evaluated for impairment	$ 485	$ 55	$ -	$ 386	$ 195		$ 1,121
Ending balance: collectively evaluated for impairment	$ 1,076	$ 2,979	$ 186	$ 702	$ 644	$ 102	$ 5,690
Loans:							
Ending balance: individually evaluated for impairment	$ 1,232	$ 725	$ -	$ 2,683	$ 682		$ 5,322
Ending balance: collectively evaluated for impairment	$ 80,535	$ 200,667	$ 42,276	$ 85,176	$ 49,541	$ 148	$ 458,343

Credit Risk Profile
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100 thousand and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention: Assets have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention assets are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard: Loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardized the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Loss: Loans are considered uncollectable and of such little value that continuing to carry them as assets on the Company's financial statement is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

The risk characteristics of each loan portfolio segment are as follows:

Commercial and Agricultural

Commercial and agricultural loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate including Construction

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company's commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company's market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the

Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential and Consumer

Residential and consumer loans consist of two segments – residential mortgage loans and personal loans. Residential mortgage loans are secured by 1-4 family residences and are generally owner-occupied, and the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that these loans are of smaller individual amounts and spread over a large number of borrowers.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

The following tables present the credit risk profile of the Company's loan portfolio based on rating category as of December 31, 2013 and 2012:

December 31, 2013 Loan Grade ($ in thousands)	Commercial & Industrial	Commercial RE & Construction	Agricultural & Farmland	Residential Real Estate	Home Equity & Consumer	Other	Total
1-2	$ 1,706	$ 81	$ 76	$ -	$ -	$ -	$ 1,863
3	22,319	44,095	6,543	90,606	43,250	9	206,822
4	56,110	146,861	32,591	5,700	3,782	78	245,122
Total Pass	80,135	191,037	39,210	96,306	47,032	87	453,807
Special Mention	3,159	8,917	-	1,373	86	-	13,535
Substandard	32	4,815	-	290	84	-	5,221
Doubtful	2,316	532	-	1,651	515	-	5,014
Loss	-	-	-	-	-	-	-
Total Loans	$ 85,642	$ 205,301	$ 39,210	$ 99,620	$ 47,717	$ 87	$ 477,577

December 31, 2012 Loan Grade ($ in thousands)	Commercial & Industrial	Commercial RE & Construction	Agricultural & Farmland	Residential Real Estate	Home Equity & Consumer	Other	Total
1-2	$ 1,108	$ 101	$ 109	$ -	$ -	$ -	$ 1,318
3	23,028	55,175	7,938	77,221	45,063	17	208,442
4	54,871	129,846	34,195	6,285	4,223	131	229,551
Total Pass	79,007	185,122	42,242	83,506	49,286	148	439,311
Special Mention	88	12,370	-	1,186	190	-	13,834
Substandard	1,429	3,024	34	699	144	-	5,330
Doubtful	1,243	876	-	2,468	603	-	5,190
Loss	-	-	-	-	-	-	-
Total Loans	$ 81,767	$ 201,392	$ 42,276	$ 87,859	$ 50,223	$ 148	$ 463,665

The Company evaluates the loan risk grading system definitions and allowance for loan loss methodology on an ongoing basis. The Company uses a three-year average of historical losses for the general component of the allowance for loan loss calculation. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the periods presented.

The following tables present the Company's loan portfolio aging analysis as of December 31, 2013 and 2012:

December 31, 2013 ($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable
Commercial & Industrial	$ -	$ -	$ 1,890	$ 1,890	$ 83,752	$ 85,642
Commercial RE & Construction	424	364	168	956	204,345	205,301
Agricultural & Farmland	-	-	-	-	39,210	39,210
Residential Real Estate	-	14	453	467	99,153	99,620
Home Equity & Consumer	22	34	98	154	47,563	47,717
Other	-	-	-	-	87	87
Total Loans	$ 446	$ 412	$ 2,609	$ 3,467	$ 474,110	$ 477,577

December 31, 2012 ($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable
Commercial & Industrial	$ 26	$ 2	$ 497	$ 525	$ 81,242	$ 81,767
Commercial RE & Construction	1,623	320	264	2,207	199,185	201,392
Agricultural & Farmland	-	-	-	-	42,276	42,276
Residential Real Estate	90	139	1,467	1,696	86,163	87,859
Home Equity & Consumer	319	76	280	675	49,548	50,223
Other	-	-	-	-	148	148
Total Loans	$ 2,058	$ 537	$ 2,508	$ 5,103	$ 458,562	$ 463,665

All loans past due 90 days are systematically placed on nonaccrual status.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable State Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following tables present impaired loan activity for the twelve months ended December 31, 2013 and 2012:

Twelve Months Ended
December 31, 2013

($'s in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial & Industrial	$ 316	$ 316	$ -	$ 335	$ 13
Commercial RE & Construction	389	442	-	579	16
Agricultural & Farmland	-	-	-	-	-
Residential Real Estate	1,131	1,131	-	1,315	65
Home Equity & Consumer	252	252	-	268	14
All Impaired Loans < $100,000	1,242	1,242	-	1,242	-
With a specific allowance recorded:					
Commercial & Industrial	1,800	1,800	1,079	1,780	44
Commercial RE & Construction	260	260	56	318	14
Agricultural & Farmland	-	-	-	-	-
Residential Real Estate	854	854	192	921	41
Home Equity & Consumer	338	338	168	371	25
All Impaired Loans < $100,000	-	-	-	-	-
Totals:					
Commercial & Industrial	$ 2,116	$ 2,116	$ 1,079	$ 2,115	$ 57
Commercial RE & Construction	$ 649	$ 702	$ 56	$ 897	$ 30
Agricultural & Farmland	$ -	$ -	$ -	$ -	$ -
Residential Real Estate	$ 1,985	$ 1,985	$ 192	$ 2,236	$ 106
Home Equity & Consumer	$ 590	$ 590	$ 168	$ 639	$ 39
All Impaired Loans < $100,000	$ 1,242	$ 1,242	$ -	$ 1,242	$ -

Twelve Months Ended
December 31, 2012

($'s in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial & Industrial	$ 394	$ 2,280	$ -	$ 2,419	$ -
Commercial RE & Construction	527	1,529	-	1,610	15
Agricultural & Farmland	-	-	-	-	-
Residential Real Estate	1,122	1,204	-	1,284	57
Home Equity & Consumer	228	260	-	272	10
All Impaired Loans < $100,000	1,336	1,336	-	1,336	-
With a specific allowance recorded:					
Commercial & Industrial	838	944	485	949	6
Commercial RE & Construction	198	198	55	198	-
Agricultural & Farmland	-	-	-	-	-
Residential Real Estate	1,561	1,561	386	1,530	62
Home Equity & Consumer	454	454	195	471	20
All Impaired Loans < $100,000	-	-	-	-	-
Totals:					
Commercial & Industrial	$ 1,232	$ 3,224	$ 485	$ 3,368	$ 6
Commercial RE & Construction	$ 725	$ 1,727	$ 55	$ 1,808	$ 15
Agricultural & Farmland	$ -	$ -	$ -	$ -	$ -
Residential Real Estate	$ 2,683	$ 2,765	$ 386	$ 2,814	$ 119
Home Equity & Consumer	$ 682	$ 714	$ 195	$ 743	$ 30
All Impaired Loans < $100,000	$ 1,336	$ 1,336	$ -	$ 1,336	$ -

Impaired loans less than $100,000 are included in groups of homogenous loans. These loans are evaluated based on delinquency status.

Interest income recognized on a cash basis does not materially differ from interest income recognized on an accrual basis.

Troubled Debt Restructured (TDR) Loans

TDRs are modified loans where a concession was provided to a borrower experiencing financial difficulties. Loan modifications are considered TDRs when the concessions provided are not available to the borrower through either normal channels or other sources. However, not all loan modifications are TDRs.

TDR Concession Types

The Company's standards relating to loan modifications consider, among other factors, minimum verified income requirements, cash flow analysis, and collateral valuations. Each potential loan modification is reviewed individually and the terms of the loan are modified to meet a borrower's specific circumstances at a point in time. All loan modifications, including those classified as TDRs, are reviewed and approved. The types of concessions provided to borrowers include:

- Interest rate reduction: A reduction of the stated interest rate to a nonmarket rate for the remaining original life of the debt. The Company also may grant interest rate concessions for a limited timeframe on a case by case basis.
- Amortization or maturity date change beyond what the collateral supports, including any of the following:

  (1) Lengthens the amortization period of the amortized principal beyond market terms. This concession reduces the minimum monthly payment and increases the amount of the balloon payment at the end of the term of the loan. Principal is generally not forgiven.

  (2) Reduces the amount of loan principal to be amortized. This concession also reduces the minimum monthly payment and increases the amount of the balloon payment at the end of the term of the loan. Principal is generally not forgiven.

  (3) Extends the maturity date or dates of the debt beyond what the collateral supports. This concession generally applies to loans without a balloon payment at the end of the term of the loan. In addition, there may be instances where renewing loans potentially require non-market terms and would then be reclassified as TDRs.

- Other: A concession that is not categorized as one of the concessions described above. These concessions include, but are not limited to: principal forgiveness, collateral concessions, covenant concessions, and reduction of accrued interest. Principal forgiveness may result from any TDR modification of any concession type.

The tables below present the activity of TDRs during the years ended December 31, 2013 and 2012:

	December 31, 2013		
($ in thousands)	Number of Loans	Pre-Modification Recorded Balance	Post Modification Recorded Balance
Residential Real Estate	1	$ 12	$ 12
Home Equity & Consumer	1	10	10
Total Modifications	2	$ 22	$ 22

($ in thousands)	Interest Only	Term	Combination	Total Modification
Residential Real Estate	$ -	$ 12	$ -	$ 12
Home Equity & Consumer	-	10	-	10
Total Modifications	$ -	$ 22	$ -	$ 22

The loans described above increased the allowance for loan and lease losses ("ALLL") by $10.0 in the twelve month period ending December 31, 2013.

	December 31, 2012		
($ in thousands)	Number of Loans	Pre-Modification Recorded Balance	Post Modification Recorded Balance
Residential Real Estate	14	$ 660	$ 660
Home Equity & Consumer	2	21	21
Commercial Real Estate	1	198	198
Total Modifications	17	$ 879	$ 879

($ in thousands)	Interest Only	Term	Combination	Total Modification
Residential Real Estate	$ -	$ 419	$ 241	$ 660
Home Equity & Consumer	-	21	-	21
Commercial Real Estate	-	198	-	198
Total Modifications	$ -	$ 638	$ 241	$ 879

The loans described above increased the allowance for loan and lease losses ("ALLL") by $257.0 in the twelve month period ending December 31, 2012.

Troubled Debt Restructurings Modified in the Past 12 Months that have Subsequently Defaulted

($ in thousands)	Number of Contracts	Recorded Balance
Residential Real Estate	4	$ 63
Home Equity & Consumer	-	-
	4	$ 63

Note 5: Derivative Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to a wide variety of business and operational risks primarily through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities and through the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing and duration of the Company's known or expected cash payments principally related to certain variable-rate assets.

Non-designated Hedges

The Company does not use derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2013, the notional amount of customer-facing swaps was approximately $13.5 million, as compared to $7.6 million at December 31, 2012. This amount is offset with third party counterparties, as described above.

The Company has minimum collateral posting thresholds with its derivative counterparties. As of December 31, 2013, the Company had posted cash as collateral in the amount of $0.2 million.

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company's derivative financial instruments, as well as their classification on the Balance Sheet, as of December 31, 2013 and 2012.

	Asset Derivatives		Liability Derivatives	
($ in thousands)	December 31, 2013		December 31, 2013	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
Interest rate contracts	Other Assets	$ 257	Other Liabilities	$ 257
	December 31, 2012		December 31, 2012	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
Interest rate contracts	Other Assets	$ 254	Other Liabilities	$ 254

The Company's derivative financial instruments had no net effect on the Income Statement for the year ended December 31, 2013 and 2012.

Note 6: Premises and Equipment

Major classifications of premises and equipment stated at cost were as follows at December 31:

	2013	2012
Land	$ 1,938	$ 1,977
Buildings and improvements	15,544	15,384
Equipment	7,483	7,865
Construction in progress	63	166
	25,028	25,392
Less accumulated depreciation	(12,842)	(12,759)
Net premises and equipment	$ 12,186	$ 12,633

Note 7: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 were:

($ in thousands)	2013	2012
Balance as of January 1		
Goodwill	$ 21,415	$ 21,415
Accumulated impairment losses - Data Processing	(5,062)	(5,062)
Balance as of December 31		
Goodwill	21,415	21,415
Accumulated impairment losses - Data Processing	(5,062)	(5,062)
	$ 16,353	$ 16,353

Goodwill impairment is tested on the last day of the last quarter of each calendar year. The goodwill impairment test is performed in two steps. If the fair market value of the stock is greater than the calculated book value of the stock, the goodwill is deemed not to be impaired and no further testing is required. If the fair market value is less than the calculated book value, an additional step of determining fair value is taken to determine if there is any impairment. Goodwill at State Bank was reviewed independently as of December 31, 2013 and 2012. Step one indicated the fair value of State Bank was in excess of its book value at the end of both 2013 and 2012 and no further testing was required.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2013 and 2012 were:

($ in thousands)	2013 Gross Carrying Amount	2013 Accumulated Amortization	2012 Gross Carrying Amount	2012 Accumulated Amortization
Core deposits intangible	$ 4,698	$ (4,107)	$ 5,451	$ (4,303)
Customer relationship intangible	200	(136)	200	(129)
Banking intangibles	4,898	(4,243)	5,651	(4,432)
Purchased software - Banking	1,160	(785)	978	(700)
Purchased software - Data Processing/other	243	(197)	164	(112)
Purchased software	1,403	(982)	1,142	(812)
Total	$ 6,301	$ (5,225)	$ 6,793	$ (5,244)

Amortization expense for Core Deposits and Other for the years ended December 31, 2013 and 2012 was $0.56 million and $0.63 million, respectively. Amortization expense for purchased software for the years ended December 31, 2013 and 2012 was $0.17 million and $0.13 million, respectively. Estimated amortization expense for each of the following five years is:

($ in thousands)	2014	2015	2016	2017	2018
Core deposit intangible	$ 366	$ 195	$ 8	$ 6	$ 6
Customer relationship intangible	6	6	5	5	4
Banking intangibles	372	201	13	11	10
Purchased software - Banking	140	121	101	12	2
Purchased software - Data Processing/other	19	6	3	3	3
Purchased Software	159	127	104	15	4
Total	$ 531	$ 328	$ 117	$ 26	$ 14

Note 9: Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others approximated $606.0 million and $528.1 million at December 31, 2013 and 2012, respectively. Contractually specified servicing fees of approximately $1.4 million and $1.1 million were included in mortgage loan servicing fees in the income statement at December 31, 2013 and 2012, respectively.

The following table summarizes mortgage servicing rights capitalized and related amortization, along with activity in the related valuation allowance:

($ in thousands)		2013		2012
Carrying amount, beginning of year	$	3,775	$	2,820
Mortgage servicing rights capitalized during the year		1,603		1,981
Mortgage servicing rights amortization during the year		(827)		(1,335)
Net change in valuation allowance		629		309
Carrying amount, end of year	$	5,180	$	3,775
Valuation allowance:				
Beginning of year	$	810	$	1,119
Reduction		(629)		(309)
End of year	$	181	$	810
Fair Value, beginning of period	$	4,329	$	2,820
Fair Value, end of period	$	6,237	$	4,329

During 2013 and 2012, recapture of the valuation allowance of $0.6 and $0.3 million was taken to adjust the carrying value of the impaired mortgage servicing rights to the fair value for indicated tranches. The fair value is determined by an independent analysis conducted by a third party on a quarterly basis.

Note 10: Interest-Bearing Time Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $76.8 million on December 31, 2013, and $85.3 million on December 31, 2012. Certificates of Deposit obtained from brokers totaled approximately $10.1 million and $5.9 million at December 31, 2013 and 2012, respectively, and mature between 2014 and 2020.

At December 31, 2013, the scheduled maturities of time deposits were as follows:

($ in thousands)		
2014	$	95,152
2015		34,840
2016		24,678
2017		9,002
2018		10,665
Thereafter		1,222
	$	175,559

Included in time deposits at December 31, 2013 and 2012 were $25.4 million and $28.1 million, respectively, of deposits which were obtained through the Certificate of Deposit Account Registry Service (CDARS). This service allows deposit customers to maintain fully insured balances in excess of the $250,000 FDIC limit without the inconvenience of having multi-banking relationships. Under the reciprocal program that State Bank is currently participating in, customers agree to allow State Bank to place their deposits with other participating banks in the CDARS program in insurable amounts under $250,000. In exchange, other banks in the program agree to place their deposits with State Bank also in insurable amounts under $250,000.

Note 11: Securities Sold Under Repurchase Agreements

($ in thousands)	2013		2012	
Securities Sold Under Repurchase Agreements	$	14,696	$	10,333

State Bank has retail repurchase agreements to facilitate cash management transactions with commercial customers. These obligations are secured by agency and mortgage-backed securities and such collateral is held by Wilmington Trust Company. At December 31, 2013, retail repurchase agreements totaled $14.7 million. The maximum amount of outstanding agreements at any month end during 2013 and 2012 totaled $15.0 million and $15.0 million, respectively, and the monthly average of such agreements totaled $12.0 million and $12.6 million, respectively. The agreements at December 31, 2013 and 2012 mature within one month.

Note 12: Notes Payable

Notes payable at December 31, included:

($ in thousands)	2013	2012
Note payable in the amount of $2.7 million, secured by all equipment and receivables of RDSI, monthly payments of $34 thousand together with interest at a fixed rate of 6.00%, maturing July 20, 2015.	$ 589	$ 952
Note payable with First Tennessee Bank, with an original amount of $1.5 million, secured by 300,000 shares of State Bank common stock, principal payments of $187 thousand quarterly together with interest at the greater of the 3 Month LIBOR rate plus 3.75%, or 6.0%. The Note was paid in full in September 2013.	-	750
	$ 589	$ 1,702

Aggregate annual maturities of notes payable at December 31, 2013 were:

($ in thousands)	Debt
2014	$ 353
2015	236
	$ 589

At both December 31, 2013 and 2012, State Bank had $11.5 million in federal funds lines, of which $0 was drawn upon.

Note 13: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by $68.5 million in mortgage loans at December 31, 2013. Advances, at interest rates from 1.07 to 3.13 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2013, were:

($ in thousands)	Debt
2014	$ 8,500
2015	-
2016	2,500
2017	2,500
2018 and thereafter	2,500
Total	$ 16,000

Note 14: Trust Preferred Securities

On September 15, 2005, RST II, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities. Distributions on the Capital Securities are payable quarterly at an interest rate that changes quarterly and is based on the 3-month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2013 and 2012, the outstanding principal balance of the Capital Securities was $10,000,000.

On September 7, 2000, RST I, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6 percent and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2013 and 2012, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium; or upon occurrence of specific events defined within the trust indenture.

Note 15: Income Taxes

The provision for income taxes includes these components:

($ in thousands)	For The Year Ended December 2013	2012
Taxes currently payable	$ 512	$ 71
Deferred provision	1,731	1,858
Income tax expense	$ 2,243	$ 1,929

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

($ in thousands)	For The Year Ended December 2013	2012
Computed at the statutory rate (34%)	$ 2,532	$ 2,293
Increase (decrease) resulting from		
Tax exempt interest	(247)	(233)
BOLI Income	(112)	(120)
Other	70	(11)
Actual tax expense	$ 2,243	$ 1,929

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

($ in thousands)	At December 31, 2013	2012
Deferred tax assets		
Allowance for loan losses	$ 2,368	$ 2,316
OREO Writedowns/Expense	14	83
Accrued compensation and benefits	-	458
Net deferred loan fees	93	94
Mark to market adjustments	-	267
Purchase accounting adjustments	-	3
NOL carry over	535	2,107
AMT credit carry over	798	322
Other	236	261
	4,044	5,911
Deferred tax liabilities		
Depreciation	(1,031)	(1,049)
Mortgage servicing rights	(1,761)	(1,284)
Unrealized gains on available-for-sale securities	(38)	(943)
Purchase accounting adjustments	(1,149)	(1,743)
Prepaids	(248)	(249)
FHLB stock dividends	(466)	(466)
	(4,693)	(5,734)
Net deferred tax asset/(liability)	$ (649)	$ 177

The Net Operating Loss ("NOL") carry over of $1.6 million begins to expire in 2031.

Note 16: Regulatory Matters

The Company and State Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and State Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's and State Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and State Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013, that the Company and State Bank exceeded all capital adequacy requirements to which they were subject.

As of December 31, 2013, the most recent notification to the regulators categorized State Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, State Bank must maintain capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed State Bank's status as well-capitalized.

The Company and State Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 64,872	13.4%	$ 38,763	8.0%	$ -	N/A
State Bank	60,843	12.5%	38,930	8.0%	48,662	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	52,332	10.8%	19,382	4.0%	-	N/A
State Bank	54,749	11.3%	19,465	4.0%	29,197	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	52,332	8.3%	25,105	4.0%	-	N/A
State Bank	54,749	8.8%	24,899	4.0%	31,124	5.0%
As of December 31, 2012						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 59,448	12.6%	$ 37,799	8.0%	$ -	N/A
State Bank	57,138	12.1%	37,647	8.0%	47,059	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	45,854	9.7%	18,935	4.0%	-	N/A
State Bank	51,244	10.9%	18,824	4.0%	28,235	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	45,854	7.4%	24,763	4.0%	-	N/A
State Bank	51,244	8.4%	24,531	4.0%	30,664	5.0%

Note 17: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. The Company did not have loans aggregating $60,000 or more to any one related party for the years ended December 31, 2013 and 2012.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2013 and 2012, totaled $0.39 million and $0.87 million, respectively.

Note 18: Employee Benefits

The Company has instituted a long-term incentive program (LTI), with the objective of rewarding senior management with restricted shares of the Company.

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 4 percent of their compensation receive a Company match of 100 percent of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years of employment. Employer contributions charged to expense for 2013 and 2012 were $0.4 million and $0.4 million, respectively.

Also, the Company has Supplemental Executive Retirement Plan ("SERP") Agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15 percent to 25 percent of average compensation prior to retirement or death. The charges to expense for the current agreements were $0.1 million and $0.1 million for 2013 and 2012, respectively.

Additional life insurance is provided to certain officers through a bank-owned life insurance policy ("BOLI"). By way of a separate split-dollar agreement, the policy interests are divided between State Bank and the insured's beneficiary. State Bank owns the policy cash value and a portion of the policy net death benefit, over and above the cash value assigned to the insured's beneficiary. The cash surrender value of all life insurance policies totaled approximately $12.9 million at December 31, 2013, and $12.6 million at December 31, 2012.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

Benefit expense for the value of the stock purchased is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. Allocated shares in the ESOP at December 31, 2013 and 2012, were 447,322 and 442,861, respectively.

Dividends on allocated shares are recorded as dividends and charged to retained earnings. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. ESOP expense for the years ended December 31, 2013 and 2012 was $0.3 million and $0.4 million, respectively.

Note 19: Share Based Compensation Plan

On March 12, 2007, the Company's share-based compensation plan, the 1997 Stock Option Plan (the "1997 Plan") expired in accordance with its terms. In April 2008, the shareholders approved a new share-based incentive compensation plan, the SB Financial Group, Inc. 2008 Stock Incentive Plan (the "2008 Plan").

The 2008 Plan permits the grant or award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), and restricted stock for up to 250,000 Common Shares of the Company.

The 2008 Plan is intended to advance the interests of the Company and its shareholders by offering employees, directors and advisory board members of the Company and its subsidiaries an opportunity to acquire or increase their ownership interest in the Company through grants of equity-based awards. The 2008 Plan permits equity-based Awards to be used to attract, motivate, reward and retain highly competent individuals upon whose judgment, initiative, leadership and efforts are key to the success of the Company by encouraging those individuals to become shareholders of the Company.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, and those option awards generally vest based on 5 years of continuous service and have 10-year contractual terms.

The compensation cost charged against income for both the 1997 and 2008 Plans was $0.1 million and $0.1 million for 2013 and 2012, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $0.02 million and $0.02 million for 2013 and 2012, respectively.

The fair value of each option award was estimated on the date of grant using the Black-Scholes valuation model. No options were granted in either 2013 or 2012.

On February 5, 2013, the Company adopted a Long Term Incentive (LTI) Plan. The Plan awards restricted stock in the Company to certain key executives. These restricted stock awards vest over a four-year period and will assist the Company in retention of key executives. During 2013, the Company met certain performance targets and restricted stock awards were approved by the Board.

A summary of option activity under the Company's plans as of December 31, 2013, and changes during the year then ended, is presented below:

	2013				
	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	299,349	$	9.86		
Granted	-		-		
Exercised	7,850		6.98		
Forfeited	64,779		12.46		
Expired	-		-		
Outstanding, end of year	226,720		9.24	2.63	$ 141,611
Exercisable, end of year	177,720		9.87	3.91	$ 88,712

As of December 31, 2013, there was $0.04 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2008 Plan. That cost is expected to be recognized over a weighted-average period of 1.15 years.

A summary of restricted stock activity under the Company's plan as of December 31, 2013 is presented below:

2013	Shares		Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	-		-
Granted	12,400	$	93,000
Vested	-		-
Forfeited	-		-
Nonvested, end of year	12,400	$	93,000

As of December 31, 2013 and 2012, there was $0.07 million and $0.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the restricted stock Long Term Incentive (LTI) plan.

Note 20: Earnings Per Share

Earnings per share (EPS) for the years ended December 31, 2013 and 2012 is computed as follows:

($ in thousands)	Income	2013 Weighted-Average Shares (000's)	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 5,205	4,870	$ 1.07
Effect of dilutive securities			
Stock options & restricted stock	-	12	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 5,205	4,882	$ 1.07

Options to purchase 95,070 common shares at $11.50 to $14.15 per share were outstanding at December 31, 2013, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

($ in thousands)	Income	2012 Weighted-Average Shares (000's)	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 4,814	4,862	$ 0.99
Effect of dilutive securities			
Stock options	-	-	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 4,814	4,862	$ 0.99

Options to purchase 299,349 common shares at $6.66 to $14.15 per share were outstanding at December 31, 2012, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

Note 21: Leases

The Company's subsidiaries, The State Bank and Trust Company and RDSI Banking Systems, have several non-cancellable operating leases for business use that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Aggregate rental expense for these leases was $0.45 million, and $0.46 million for the years ended December 31, 2013, and 2012, respectively.

Future minimum lease payments under operating leases are:

($ in thousands)		
2014	$	310
2015		95
2016		100
2017		86
2018		77
Thereafter		77
Total minimum lease payments	$	745

Note 22: Disclosures About Fair Value of Assets and Liabilities

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies, inputs used for assets measured at fair value on a recurring basis, recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

The fair value of available-for-sale securities are determined by various valuation methodologies. Level 1 securities include money market mutual funds. Level 1 inputs include quoted prices in an active market. Level 2 securities include U.S. government agencies, mortgage-backed securities and obligations of political and state subdivisions. Level 2 inputs do not include quoted prices for individual securities in active markets; however, they do include inputs that are either directly or indirectly observable for the individual security being valued. Such observable inputs include interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates. Also included are inputs derived principally from or corroborated by observable market data by correlation or other means.

Interest Rate Contracts

The fair values of interest rate contracts are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account underlying interest rates, creditworthiness of underlying customers for credit derivatives and, when appropriate, the creditworthiness of the counterparties.

The following table presents the fair value measurements of securities measured at fair value on a recurring basis and the level within ASC 820 fair value hierarchy in which the fair value measurements fell at December 31, 2013 and 2012:

Fair Value Measurements Using:

($ in thousands) **Available-for-Sale Securities:**	Fair Values at 12/31/2013	(Level 1)	(Level 2)	(Level 3)
U.S. Treasury and Government Agencies	$ 11,300	$ -	$ 11,300	$ -
Mortgage-backed securities	57,223	-	57,223	-
State and political subdivisions	18,155	-	18,155	-
Money Market Mutual Fund	3,092	3,092	-	-
Equity securities	23		23	
Interest rate contracts - assets	257		257	
Interest rate contracts - liabilities	(257)		(257)	

Fair Value Measurements Using:

($ in thousands) **Available-for-Sale Securities:**	Fair Values at 12/31/2012	(Level 1)	(Level 2)	(Level 3)
U.S. Treasury and Government Agencies	$ 14,511	$ -	$ 14,511	$ -
Mortgage-backed securities	63,764	-	63,764	-
State and political subdivisions	18,249	-	18,249	-
Money Market Mutual Fund	2,155	2,155	-	-
Equity securities	23	-	23	-
Interest rate contracts - assets	254		254	
Interest rate contracts - liabilities	(254)		(254)	

Level 1 - Quoted Prices in Active Markets for Identical Assets
Level 2 - Significant Other Observable Inputs
Level 3 - Significant Unobservable Inputs

The following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Collateral-dependent Impaired Loans, Net of ALLL

Loans for which it is probable the Company will not collect all principal and interest due according to contractual terms are measured for impairment. The estimated fair value of collateral-dependent impaired loans is based on the appraised value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy. This method requires obtaining independent appraisals of the collateral, which are reviewed for accuracy and consistency by Credit Administration. These appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by applying a discount factor to the value based on the Company's loan review policy. All impaired loans held by the Company were collateral dependent at December 31, 2013 and 2012.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models associated with the servicing rights and discounting the cash flows using discount market rates, prepayment speeds and default rates. The servicing portfolio has been valued using all relevant positive and negative cash flows including servicing fees, miscellaneous income and float; marginal costs of servicing; the cost of carry of advances; and foreclosure losses; and applying certain prevailing assumptions used in the marketplace. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy. These mortgage servicing rights are tested for impairment on a quarterly basis.

Foreclosed Assets Held For Sale

Foreclosed assets held for sale are carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of foreclosed assets held for sale is based on appraisals or evaluations. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

Appraisals of foreclosed assets held for sale are obtained when the real estate is acquired and subsequently as deemed necessary by Credit Administration. These independent appraisals of the collateral are reviewed for accuracy and consistency by Credit Administration. The appraisers are selected from the list of approved appraisers maintained by management.

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fell at December 31, 2013 and 2012:

Fair Value Measurements Using:

($ in thousands) **Description**	Fair Values at 12/31/2013	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 3,540	$ -	$ -	$ 3,540
Mortgage Servicing Rights	2,029	-	-	2,029
Foreclosed Assets	45	-	-	45

Fair Value Measurements Using:

($ in thousands) **Description**	Fair Values at 12/31/2012	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 2,227	$ -	$ -	$ 2,227
Mortgage Servicing Rights	3,775	-	-	3,775
Foreclosed Assets	950	-	-	950

Level 1 - Quoted Prices in Active Markets for Identical Assets

Level 2 - Significant Other Observable Inputs

Level 3 - Significant Unobservable Inputs

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2013 and 2012:

($ in thousands)	Fair Value at 12/31/2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$ 3,540	Market comparable properties	Comparability adjustments (%)	Not available
Mortgage servicing rights	2,029	Discounted cash flow	Discount Rate	10.25%
			Constant prepayment rate	8.50%
			P&I earnings credit	0.17%
			T&I earnings credit	1.54%
			Inflation for cost of servicing	1.50%
Foreclosed asset	45	Market comparable properties	Marketability discount	10.0%

($ in thousands)	Fair Value at 12/31/2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$ 2,227	Market comparable properties	Comparability adjustments (%)	Not available
Foreclosed asset	950	Market comparable properties	Marketability discount	10.0%
Mortgage servicing rights	3,755	Discounted cash flow	Discount Rate	8.50%
			Constant prepayment rate	15.60%
			P&I earnings credit	0.21%
			T&I earnings credit	0.81%
			Inflation for cost of servicing	1.50%

The mortgage servicing rights portfolio is measured for fair value by an independent third party. The valuation of the portfolio hinges on a number of quantitative factors. These factors include, but are not limited to, a discount rate applied to the cash flows, and an assumption of future principle prepayments. The prepayment assumptions are based upon the historical performance of the Company's portfolio as well as market metrics. With the rise in interest rates during 2013, the mortgage servicing rights have increased in value. The servicing rights have had a decline in prepayments and the 1.75% increase in the discount rate reflects the rise in market rates. There were no changes in the inputs or methodologies used to determine fair value at December 31, 2013 as compared to December 31, 2012.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents, Federal Reserve and Federal Home Loan Bank Stock and Accrued Interest Payable and Receivable

Fair value is determined to be the carrying amount for these items (which include cash on hand, due from banks, and federal funds sold) because they represent cash or mature in 90 days or less, and do not represent unanticipated credit concerns.

Loans Held for Sale

The fair value of loans held for sale is based upon quoted market prices, where available, or is determined by discounting estimated cash flows using interest rates approximating the Company's current origination rates for similar loans and adjusted to reflect the inherent credit risk.

Loans

The estimated fair value for loans receivable, net, is based on estimates of the rate State Bank would charge for similar loans at December 31, 2013 and 2012, applied for the time period until the loans are assumed to re-price or be paid.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models associated with the servicing rights and discounting the cash flows using discount market rates, prepayment speeds and default rates. The servicing portfolio has been valued using all relevant positive and negative cash flows including servicing fees, miscellaneous income and float; marginal costs of servicing; the cost of carry of advances; and foreclosure losses; and applying certain prevailing assumptions used in the marketplace. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy. These mortgage servicing rights are tested for impairment on a quarterly basis.

Deposits, Repurchase Agreements, Notes payable & FHLB advances

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates the fair value. The estimated fair value for fixed-maturity time deposits, as well as borrowings, is based on estimates of the rate State Bank could pay on similar instruments with similar terms and maturities at December 31, 2013 and 2012.

Loan Commitments

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair values for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 2013 and 2012 and are not considered significant to this presentation.

Trust Preferred Securities

The fair value for Trust Preferred Securities is estimated by discounting the cash flows using an appropriate discount rate.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments, and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

December 31, 2013 $'s in thousands	Carrying Amount	Fair Value Measurments Using (Level 1)	(Level 2)	(Level 3)
Financial assets				
Cash and cash equivalents	$ 13,137	$ 13,137	$ -	$ -
Loans held for sale	3,366	-	3,476	-
Loans, net of allowance for loan losses	470,339	-	-	469,505
Federal Reserve and FHLB Bank stock, at cost	3,748	-	3,748	-
Mortgage Servicing Rights	5,180	-	-	6,237
Accrued interest receivable	1,281	-	1,281	-
Financial liabilities				
Deposits	$ 518,234	$ 81,570	$ 439,273	$ -
Repurchase agreements	14,696	-	14,696	-
Notes payable	589	-	600	-
FHLB advances	16,000	-	15,955	-
Trust preferred securities	20,620	-	15,566	-
Accrued interest payable	639	-	639	-

December 31, 2012 $'s in thousands	Carrying Amount	Fair Value Measurments Using (Level 1)	(Level 2)	(Level 3)
Financial assets				
Cash and cash equivalents	$ 19,144	$ 19,144	$ -	$ -
Loans held for sale	6,147	-	6,350	-
Loans, net of allowance for loan losses	456,578	-	-	462,773
Federal Reserve and FHLB Bank stock, at cost	3,748	-	3,748	-
Mortgage Servicing Rights	3,775	-	-	4,329
Accrued interest receivable	1,235	-	1,235	-
Financial liabilities				
Deposits	$ 527,001	$ 77,799	$ 452,298	$ -
Repurchase agreements	10,333	-	10,333	-
Notes payable	1,702	-	1,731	-
FHLB advances	21,000	-	21,274	-
Trust preferred securities	20,620	-	7,353	-
Accrued interest payable	138	-	138	-

Note 23: Commitments and Credit Risk

State Bank grants commercial, agri-business, consumer and residential loans to customers throughout the states of Ohio, Indiana, and Michigan. Although State Bank has a diversified loan portfolio, agricultural loans comprised approximately 8% and 9% of the portfolio as of December 31, 2013 and 2012, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Standby letters of credit are conditional commitments issued by State Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Forward sale commitments are commitments to sell groups of residential mortgage loans that the Company originates or purchases as part of its mortgage banking activities. The Company commits to sell the loans at specified prices in a future period, typically within forty-five days. These commitments are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sales since the Company is exposed to interest rate risk during the period between issuing a loan commitment and the sales of the loan into the secondary market. At December 31, 2013, the Company had approximately $6.8 million in forward rate commitments to sell residential mortgage loans.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

($ in thousands)	2013	2012
Loan commitments and unused lines of credit	$ 93,286	$ 81,399
Standby letters of credit	1,021	5,698
Total	$ 94,307	$ 87,097

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

($ in thousands)	2013	2012
Assets		
Cash and cash equivalents	$ 6,353	$ 601
Investment in common stock of banking subsidiaries	72,391	71,136
Investment in nonbanking subsidiaries	1,237	1,427
Other assets	270	2,164
Total assets	$ 80,251	$ 75,328
Liabilities		
Trust preferred securities	$ 20,000	$ 20,000
Borrowings from nonbanking subsidiaries	620	620
Notes Payable	-	750
Other liabilities & accrued interest payable	3,362	838
Total liabilities	23,982	22,208
Stockholders' Equity	56,269	53,120
Total liabilities and stockholders' equity	$ 80,251	$ 75,328

Condensed Statements of Income and Comprehensive Income

($ in thousands)	2013	2012
Income		
Dividends from subsidiaries:		
Banking subsidiaries	$ 4,000	$ 4,600
Nonbanking subsidiaries	186	119
Total	4,186	4,719
Other income	21	264
Total income	4,207	4,983
Expenses		
Interest expense	1,407	1,881
Other expense	938	1,269
Total expenses	2,345	3,150
Income before income tax and equity in undistributed income of subsidiaries	1,862	1,833
Income tax benefit	(790)	(987)
Income before equity in undistributed income of subsidiaries	2,652	2,820
Equity in undistributed income of subsidiaries		
Banking subsidiaries	3,081	1,832
Nonbanking subsidiaries	(364)	304
Total	2,717	2,136
Net income	$ 5,369	$ 4,956
Comprehensive income	$ 3,449	$ 5,301

In December of 2011, the Company executed a transaction between two of its affiliates that was offset in the Parent Company financial statements. The transaction in the amount of $0.31 million involved the transfer of assets that were valued at less than the affiliate's carrying value of the assets. Due to the assets remaining in the Company and for the purposes initially intended the loss was offset at the parent level. In 2013, the net effect of this transaction was a reduction in income of $0.14 million.

Condensed Statements of Cash Flows

($ in thousands)	2013	2012
Operating Activities		
Net income	$ 5,369	$ 4,956
Items not requiring (providing) cash		
Equity in undistributed net income of subsidiaries	(2,717)	(2,136)
Expense of stock option plan	64	51
Other assets	1,894	560
Other liabilities	2,523	(2,625)
Net cash provided by operating activities	7,133	806
Investing Activities		
Increase in Notes Receivable	-	2,000
Investment in Subsidiary	(103)	(2,613)
Net cash used in investing activities	(103)	(613)
Financing Activities		
Dividends on Common Stock	(586)	-
Proceeds from stock options	58	-
Repayment of Notes Payable	(750)	(750)
Net cash used in financing activities	(1,278)	(750)
Net Change in Cash and Cash Equivalents	5,752	(557)
Cash and Cash Equivalents at Beginning of Year	601	1,158
Cash and Cash Equivalents at End of Year	$ 6,353	$ 601

Note 25: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. "Other" segment information includes the accounts of the holding company, SB Financial Group, which provides management and operational services to its subsidiaries. Information reported internally for performance assessment follows.

2013 ($ in 000's)	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 22,266	$ (47)	$ (1,406)	$ 20,813	$ -	$ 20,813
Other revenue - external customers	12,662	1,501	-	14,163	-	14,163
Other revenue - other segments	295	836	21	1,152	(1,269)	(117)
Net interest income and other revenue	35,223	2,290	(1,385)	36,128	(1,269)	34,859
Non-interest expense	24,135	2,570	938	27,643	(1,132)	26,511
Significant noncash items:						
Depreciation and amortization	970	114	5	1,089	-	1,089
Provision for loan losses	900	-	-	900	-	900
Income tax expense (benefit)	3,128	(95)	(790)	2,243	-	2,243
Segment profit (loss)	$ 7,060	$ (185)	$ (1,533)	$ 5,342	$ (137)	$ 5,205
Balance sheet information:						
Total assets	$ 631,708	$ 1,658	$ 78,293	$ 711,659	$ (79,905)	$ 631,754
Goodwill and intangibles	17,008	-	-	17,008	-	17,008
Premises and equipment expenditures	1,144	8	-	1,152	-	1,152

2012 ($ in 000's)	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 22,760	$ (114)	$ (1,881)	$ 20,765	$ (33)	$ 20,732
Other revenue - external customers	12,427	2,294	19	14,740	-	14,740
Other revenue - other segments	289	1,537	245	2,071	(1,966)	105
Net interest income and other revenue	35,476	3,717	(1,617)	37,576	(1,999)	35,577
Non-interest expense	24,974	3,345	1,270	29,589	(2,104)	27,484
Significant noncash items:						
Depreciation and amortization	942	280	10	1,232	-	1,232
Fixed asset and software impairment	65	-	-	65	-	65
Provision for loan losses	1,350	-	-	1,350	-	1,350
Income tax expense (benefit)	2,719	198	(988)	1,929	-	1,929
Segment profit (loss)	$ 6,434	$ 384	$ (1,899)	$ 4,709	$ 105	$ 4,814
Balance sheet information:						
Total assets	$ 633,353	$ 2,250	$ 75,328	$ 710,931	$ (72,697)	$ 638,234
Goodwill and intangibles	17,572	-	-	17,572	-	17,572
Premises and equipment expenditures	831	2	-	833	-	833

Note 26: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2013 and 2012.

December 31, 2013 ($ in thousands)	**March**	**June**	**September**	**December**
Interest income	$ 6,407	$ 6,360	$ 6,146	$ 5,935
Interest expense	1,115	1,010	971	939
Net interest income	5,292	5,350	5,175	4,996
Provision for loan losses	299	200	401	-
Non-interest income	3,567	3,820	3,710	2,949
Non-interest expense	6,670	7,080	6,562	6,199
Income tax expense	572	571	578	522
Net income	$ 1,318	$ 1,319	$ 1,344	$ 1,224
Earnings per share				
Basic	$ 0.27	$ 0.27	$ 0.28	$ 0.25
Diluted	0.27	0.27	0.28	0.25
Dividends per share	-	0.055	0.030	0.035

December 31, 2012 ($ in thousands)	**March**	**June**	**September**	**December**
Interest income	$ 6,497	$ 6,610	$ 6,666	$ 6,349
Interest expense	1,672	1,342	1,232	1,194
Net interest income	4,875	5,268	5,434	5,155
Provision for loan losses	450	200	300	400
Non-interest income	3,581	3,208	3,408	4,648
Non-interest expense	6,676	6,871	6,725	7,212
Income tax expense	358	391	513	667
Net income	$ 972	$ 1,014	$ 1,304	$ 1,524
Earnings per share				
Basic	$ 0.20	$ 0.21	$ 0.27	$ 0.31
Diluted	0.20	0.21	0.27	0.31
Dividends per share	-	-	-	-

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
SB Financial Group, Inc. Defiance, Ohio

We have audited the accompanying consolidated balance sheets of SB Financial Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31,
2013. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SB Financial Group, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
March 3, 2014

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures

With the participation of the President and Chief Executive Officer (the principal executive officer) and the Executive Vice President and Chief Financial Officer (the principal financial officer) of the Company, the Company's management has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, the Company's President and Chief Executive Officer and the Company's Executive Vice President and Chief Financial Officer have concluded that:

- information required to be disclosed by the Company in this Annual Report on Form 10-K and other reports which the Company files or submits under the Exchange Act would be accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure;

- information required to be disclosed by the Company in this Annual Report on Form 10-K and other reports which the Company files or submits under the Exchange Act would be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- the Company's disclosure controls and procedures were effective as of the end of the fiscal year covered by this Annual Report on Form 10-K.

b) Management's Report on Internal Control Over Financial Reporting

The management of SB Financial Group, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated subsidiaries;
b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and
c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its consolidated subsidiaries that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer, and our Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, based on the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control Integrated Framework" (1992 version). Based on our assessment and those criteria, management concluded that, as of December 31, 2013, the Company's internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

c) Changes in Internal Controls Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The information required by Item 401 of SEC Regulation S-K concerning the directors of the Company and the nominees for re-election as directors of the Company at the Annual Meeting of Shareholders to be held on April 23, 2013 (the "2014 Annual Meeting"), is incorporated herein by reference from the disclosure included in the Company's definitive Proxy Statement relating to the 2014 Annual Meeting (the "2014 Proxy Statement"), under the caption "PROPOSAL NO. 1 – ELECTION OF DIRECTORS". The information concerning the executive officers of the Company required by Item 401 of SEC Regulation S-K is set forth in the portion of Part I of this Annual Report on Form 10-K entitled "Supplemental Item: Executive Officers of the Registrant."

Compliance with Section 16(a) of the Exchange Act

The information required by Item 405 of SEC Regulation S-K is incorporated herein by reference from the disclosure included in the Company's 2014 Proxy Statement under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE."

Committee Charters and Code of Conduct and Ethics

The Company's Board of Directors has adopted charters for each of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Copies of these charters are available on the Company's Internet website at www.yourSBFinancial.com by first clicking "Corporate Governance" and then "Supplementary Info". The Company has adopted a Code of Conduct and Ethics that applies to the Company's directors, officers and employees. A copy of the Code of Conduct and Ethics is available on the Company's Internet website at www.yourSBFinancial.com under the "Corporate Governance" tab. Interested persons may also obtain copies of the Code of Conduct and Ethics, the Audit Committee charter, the Compensation Committee charter and the Executive Governance and Nominating Committee charter, without charge, by writing to SB Financial Group, Inc., Attn: Linda Sickmiller, Investor Relations, 401 Clinton Street, Defiance, OH 43512.

Audit Committee

The information required by Items 407(d)(4) and 407(d)(5) of SEC Regulation S-K is incorporated herein by reference from the disclosure included under the caption "MEETINGS AND COMMITTEES OF THE BOARD – Committees of the Board – Audit Committee" in the Company's 2014 Proxy Statement.

Item 11. Executive Compensation.

The executive compensation information required by this item is incorporated herein by reference to the information contained in the Company's 2014 Proxy Statement under the captions "COMPENSATION OF EXECUTIVE OFFICERS" and "DIRECTOR COMPENSATION".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 of SEC Regulation S-K is incorporated herein by reference from the disclosure included in the Company's 2014 Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

Equity Compensation Plan Information

The SB Financial Group, Inc. Stock Option Plan (the "1997 Plan") was approved by the shareholders of the Company at the 1997 Annual Meeting of Shareholders. The 1997 Plan expired in accordance with its terms on March 12, 2007, and no additional stock options, stock appreciation rights ("SARS") or other awards may be granted under the 1997 Plan. At the 2008 Annual Meeting of Shareholders, the shareholders of the Company approved the SB Financial Group, Inc. 2008 Stock Incentive Plan (the "2008 Plan").

The following table shows, as of December 31, 2013, the number of common shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of those stock options, and the number of common shares remaining for future issuance under the Company's equity compensation plans (excluding common shares issuable upon exercise of outstanding stock options):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	226,720	$9.24	123,000 (1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Represents common shares of the Company remaining available for future issuance under the 2008 Plan (subject to certain adjustments).

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 404 of SEC Regulation S-K is incorporated herein by reference from the disclosure contained in the Company's 2014 Proxy Statement under the caption "TRANSACTIONS WITH RELATED PERSONS".

The information required by Item 407(a) of SEC Regulation S-K is incorporated herein by reference from the disclosure contained in the Company's 2014 Proxy Statement under the caption "CORPORATE GOVERNANCE – Director Independence".

Item 14. Principal Accountant Fees and Services

The information required to be disclosed in this Item 14 is incorporated herein by reference from the disclosure contained in the Company's 2014 Proxy Statement under the caption "AUDIT COMMITTEE DISCLOSURE" – Pre-Approval of Services Performed by Independent Registered Public Accounting Firm" and "AUDIT COMMITTEE DISCLOSURE" – Services of Independent Registered Public Accounting Firm".

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements.

The following consolidated financial statements are incorporated by reference from Item 8 hereof:

- Report of Independent Registered Public Accounting Firm (BKD, LLP)
- Consolidated Balance Sheets as of December 31, 2013 and 2012
- Consolidated Statements of Income for the Years ended December 31, 2013 and 2012
- Consolidated Statements of Comprehensive Income for the Years ended December 31, 2013 and 2012
- Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2013 and 2012
- Consolidated Statements of Cash Flows for Years ended December 31, 2013 and 2012
- Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3) Exhibits.

Exhibit No.	Description	Location
3.1	Amended Articles of the Company as amended	Incorporated herein by reference to Exhibit 3(a)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 (File No. 0-13507).
3.2	Certificate of Amendment to the Amended Articles of the Company	Incorporated herein by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 0-13507).
3.3	Certificate of Amendment to the Amended Articles of the Company	Incorporated herein by reference to Exhibit 3(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 0-13507).
3.4	Certificate of Amendment to the Amended Articles of the Company	Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 1, 2011.
3.5	Amended and Restated Regulations of the Company	Incorporated herein by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-13507).
3.6	Certificate Regarding Adoption of Amendment to Section 2.01 of the Amended and Restated Regulations of the Company by the Shareholders on April 16, 2009	Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed April 22, 2009 (File No. 0-13507).
4.1	Indenture, dated as of September 15, 2005, by and between the Company and Wilmington Trust Company, as Debenture Trustee, relating to Floating Rate Junior Subordinated Deferrable Interest Debentures	Incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 0-13507).
4.2	Amended and Restated Declaration of Trust of Rurban Statutory Trust II, dated as of September 15, 2005	Incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 0-13507).
4.3	Guarantee Agreement, dated as of September 15, 2005, by and between the Company and Wilmington Trust Company, as Guarantee Trustee	Incorporated herein by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 0-13507).
4.4	Agreement to furnish instruments and agreements defining rights of holders of long-term debt	Filed herewith.

Exhibit No.	Description	Location
10.1*	The Company's Plan to Allow Directors to Elect to Defer Compensation	Incorporated herein by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-13507).
10.2*	1997 Stock Option Plan of the Company	Incorporated herein by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-13507).
10.3*	Form of Non-Qualified Stock Option Agreement with Vesting After One Year of Employment under the Company's 1997 Stock Option Plan	Incorporated herein by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed March 21, 2005 (File No. 0-13507).
10.4*	Form of Incentive Stock Option Agreement with Vesting After One Year of Employment under the Company's 1997 Stock Option Plan	Incorporated herein by reference to Exhibit 10(c) to the Company's Current Report on Form 8-K filed March 21, 2005 (File No. 0-13507).
10.5*	Form of Stock Appreciation Rights under the Company's 1997 Stock Option Plan	Incorporated herein by reference to Exhibit 10(b) to the Company's Current Report on Form 8-K filed March 21, 2005 (File No. 0-13507).
10.6*	2008 Stock Incentive Plan of the Company	Incorporated herein by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed April 22, 2008 (File No. 0-13507).
10.7*	Form of Restricted Stock Award Agreement (For Employees) under the Company's 2008 Stock Option Plan	Incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 22, 2008 (File No. 0-13507).
10..8*	Form of Incentive Stock Option Agreement with Five-Year Vesting under the Company's 2008 Stock Incentive Plan	Incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 0-13507).
10.9*	Form of Non-Qualified Stock Option Award Agreement with Five-Year Vesting under the Company's 2008 Stock Incentive Plan	Incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 0-13507).

Exhibit No.	Description	Location
10.10*	Employees' Stock Ownership and Savings Plan of the Company	Incorporated herein by reference to Exhibit 10(y) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-13507).
10.11*	Employee Stock Purchase Plan of the Company	Incorporated herein by reference to Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-13507).
10.12*	Employment Agreement, dated July 30, 2010, between the Company and Mark A. Klein	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 5, 2010 (File No. 0-13507).
10.13*	Second Amended and Restated Change of Control Agreement, dated July 30, 2010, between the Company and Mark A. Klein	Incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 5, 2010 (File No. 0-13507).
10.14*	Change of Control Agreement, dated April 21, 2010, between the Company and Anthony V. Cosentino	Incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 0-13507).
10.15*	Amended and Restated Supplemental Executive Retirement Plan Agreement, effective as of December 31, 2008, by and between the Company and Mark A. Klein	Incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 0-13507).
10.16*	First Amendment to Amended and Restated Supplemental Executive Retirement Plan Agreement, dated as April 20, 2009, by and between the Company and Mark A. Klein	Incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 22, 2009 (File No. 0-13507).
10.17*	Non-Qualified Deferred Compensation Plan of the Company effective as of January 1, 2007	Incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 0-13507)
10.18*	Long-Term Incentive Compensation Plan for the Company and Affiliates	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 20, 2012 (File No. 0-13507)

Exhibit No.	Description	Location
11	Statement re: Computation of Per Share Earnings	Included in Note 1 of the Notes to Consolidated Financial Statements of Registrant filed herewith as Exhibit 13.
13	2013 Annual Report of Registrant (not deemed filed except for portions thereof which are specifically incorporated by reference in this Annual Report on Form 10-K)	Specified portions filed herewith.
21	Subsidiaries of Registrant	Filed herewith.
23	Consent of BKD, LLP	Filed herewith.
24	Power of Attorney of Directors and Executive Officers	Included on signature page of this Annual Report on Form 10-K
31.1	Rule 13a-14(a)/15d-14(a) Certification – Principal Executive Officer	Filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification – Principal Financial Officer	Filed herewith.
32.1	Section 1350 Certification – Principal Executive Officer and Principal Financial Officer	Filed herewith.
101	The following materials from SB Financial Group Inc.'s 2013 Annual Report and incorporated therefrom in SB Financial Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language) pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2013 and 2012; (ii) the Consolidated Statements of Income for the years ended December 31, 2013 and 2012; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2013 and 2012; (iv) the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2013 and 2012; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012; and (vi) the Notes to Consolidated Financial Statements (electronically submitted herewith).	

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SB FINANCIAL GROUP, INC.

By: /s/ Anthony V. Cosentino
Anthony V. Cosentino, Executive Vice President and Chief Financial Officer

Date: March 3, 2014

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned officer and/or director of SB Financial Group, Inc., an Ohio corporation (the "Corporation"), which is about to file with the Securities and Exchange Commission, Washington, D.C., under the provisions of the Securities Exchange Act of 1934, as amended, the Annual Report of the Corporation on Form 10-K for the fiscal year ended December 31, 2013, hereby constitutes and appoints Mark A. Klein and Anthony V. Cosentino, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign both the Annual Report on Form 10-K and any and all amendments and documents related thereto, and to file the same, and any and all exhibits, financial statements and schedules related thereto, and other documents in connection therewith, with the Securities and Exchange Commission and the NASDAQ Stock Market, granting unto said attorneys-in-fact and agents, and substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all things that each of said attorneys-in-fact and agents, or either of them or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Date	Capacity
/s/ Mark A. Klein Mark A. Klein	March 3, 2014	President and Chief Executive Officer
/s/ Anthony V. Cosentino Anthony V. Cosentino	March 3, 2014	Executive Vice President and Chief Financial Officer
/s/ George W. Carter George W. Carter	March 3, 2014	Director
/s/ Gary M. Cates Gary M. Cates	March 3, 2014	Director
/s/ Robert A. Fawcett, Jr. Robert A. Fawcett, Jr.	March 3, 2014	Director
/s/ Gaylyn J. Finn Gaylyn J. Finn	March 3, 2014	Director
/s/ Richard L. Hardgrove Richard L. Hardgrove	March 3, 2014	Director

/s/ Rita A. Kissner Rita A. Kissner	March 3, 2014	Director
/s/ Mark A. Klein Mark A. Klein	March 3, 2014	Director
/s/ William G. Martin William G. Martin	March 3, 2014	Director
/s/ Timothy J. Stolly Timothy J. Stolly	March 3, 2014	Director

Date: March 3, 2014

Exhibit 4.4

[SB Financial Group, Inc. Letterhead]

March 12, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: SB Financial Group, Inc. – Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Ladies and Gentlemen:

SB Financial Group, Inc., an Ohio corporation ("SB Financial"), is today filing with the Securities and Exchange Commission (the "SEC") the Annual Report on Form 10-K of SB Financial for the fiscal year ended December 31, 2013 ("SB Financial's 2013 Form 10-K").

Pursuant to the instructions relating to the Exhibits in Item 601(b)(4)(iii) of Regulation S-K, SB Financial hereby agrees to furnish to the SEC, upon request, copies of instruments and agreements defining the rights of holders of long-term debt and of the long-term debt of its consolidated subsidiaries, which are not being filed as exhibits to SB Financial's 2013 Form 10-K. None of such long-term debt exceeds 10% of the total assets of SB Financial and its subsidiaries on a consolidated basis.

Very truly yours,

SB FINANCIAL GROUP, INC.

/s/ Anthony V. Cosentino

Anthony V. Cosentino
Executive Vice President and
Chief Financial Officer

Exhibit 21

List of Subsidiaries

Name	State of Incorporation
The State Bank and Trust Company	Ohio
RFCBC, Inc	Ohio
Rurban Mortgage Company	Ohio
Rurban Investments, Inc.	Delaware
SBT Insurance, LLC	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust I	Declaration of Trust – State of Connecticut
Rurban Statutory Trust II	Declaration of Trust – State of Delaware
NC Merger Corp.*	Ohio

*NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc., and was formed for the purpose of facilitating the previously planned merger with New Core Holdings, Inc. NC Merger Corp. has no assets or liabilities and is inactive.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference and use of our report dated March 3, 2014 on the consolidated financial statements of SB Financial Group, Inc., which appears in SB Financial Group Inc.'s Form 10-K for the year ended December 31, 2013, in SB Financial Group, Inc.'s Registration Statement on Form S-8 (SEC Registration No. 333-150911), filed May 14, 2008, pertaining to the SB Financial Group, Inc. Stock Incentive Plan.

/s/ **BKD, LLP**

Cincinnati, Ohio
March 3, 2014

Exhibit 31.1

CERTIFICATION

I, Mark A. Klein, certify that:

1. I have reviewed this Annual Report on Form 10-K of SB Financial Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2014

By: /s/ Mark A. Klein
Mark A. Klein
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Anthony V. Cosentino, certify that:

1. I have reviewed this Annual Report on Form 10-K of SB Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2014

By: /s/ Anthony V. Cosentino
Anthony V. Cosentino
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Section 1350 Certification*

In connection with the Annual Report of SB Financial Group, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Mark A. Klein, President and Chief Executive Officer of the Company, and Anthony V. Cosentino, Executive Vice President and Chief Financial Officer of the Company, each certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries.

/s/ Mark A. Klein Mark A. Klein, President and Chief Executive Officer	/s/ Anthony V. Cosentino Anthony V. Cosentino Executive Vice President and Chief Financial Officer
Dated: March 3, 2014	Dated: March 3, 2014

* This certification is being furnished as required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code, and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates it by reference in such filing.

Board of Directors

Richard L. Hardgrove, Chairman
Retired Chairman and CEO
Sky Bank, Salinesville, OH
Retired CEO, FirstMerit Bank
Former Deputy Superintendent of Banks, Ohio

Gary M. Cates
President
ProMedica Defiance Regional Hospital
and ProMedica Transportation Network

George W. Carter
CEO
Paulding Putnam Electric Cooperative

Robert A. Fawcett, Jr.
Insurance Consultant
FLR/United Insurance Agency

Gaylyn J. Finn
Retired Treasurer and Associate Vice President of Finance
Bowling Green State University

Rita A. Kissner
Retired Mayor
City of Defiance

Mark A. Klein
President and CEO
SB Financial Group, Inc. and
The State Bank and Trust Company

William G. Martin
EVP and CFO
Spangler Candy Company

Timothy J. Stolly
CPCU, CIC, LUTCF
Co-owner/Insurance Agent
Stolly Insurance Company

Officers List

SB Financial Group, Inc.

Mark A. Klein
President and
Chief Executive Officer

Anthony V. Cosentino
Executive Vice President and
Chief Financial Officer

Keeta J. Diller
Senior Vice President
Audit Coordinator / Director of Operations
Corporate Secretary

The State Bank and Trust Company

Administration

Mark A. Klein
President and
Chief Executive Officer

Anthony V. Cosentino
Executive Vice President and
Chief Financial Officer

Jonathan R. Gathman
Executive Vice President
Senior Lender

Cynthia E. Batt
Senior Vice President
Compliance / Risk Manager

Keeta J. Diller
Senior Vice President
Audit Coordinator / Director of Operations

Linda J. Hogrefe
Senior Vice President
Human Resources Manager

Kristen K. Nusbaum
Senior Vice President
Chief Retail/Deposit Officer

Carol M. Robbins
Senior Vice President
Asset Liability Manager

Nichole T. Wichman
Senior Vice President
Market and Sales Strategist

Steven A. Giesige
Vice President
Controller

Laura W. Kline
Vice President
Client Experience Officer

Marc H. Beach
Assistant Vice President
Facilities Manager

Erin Strausbaugh Derrow
Assistant Vice President
Staff Attorney

Meredith J. Mickey
Assistant Vice President
Market and Sales Specialist

Sarah S. Mekus
Officer, Executive Assistant
Corporate Secretary

Linda L. Sickmiller
Officer, Executive Assistant
Investor Relations

Regional Executives

David A. Anderson
Lima/Fort Wayne Regional President

David A. Homoelle
Columbus Regional President

John A. Kendzel
Toledo Regional President

Ryan D. Miller
Fulton/Williams County Regional President

Commercial Banking

Lynn A. Isaac
Senior Vice President
Commercial Services Officer II

Timothy P. Moser
Senior Vice President
Agri-Services Manager

Jeffrey R. Starner
Senior Vice President
Market Executive

Brandon S. Gerken
Vice President
Commercial Services Officer II

Matthew A. Brinkman
Assistant Vice President
Commercial Services Officer I

Humair A. Chowdhry
Assistant Vice President
Sales Manager

Michael D. Evans
Assistant Vice President
Agri-Services Officer

Credit Administration

Michael D. Ebbeskotte
Senior Vice President
Retail Credit Manager

Melinda L. Cline
Vice President
Loan Servicing Manager

Beth E. Harrold
Vice President
Credit Administration Manager

Amy M. Hoffman
Vice President
Loan Review Officer

Gregory A. Ritchey
Vice President
Collection and Resource Recovery Manager

Steven A. Walz
Vice President
Senior Credit Analyst

Pamela A. Hurst
Assistant Vice President
Collections and Resource Recovery Officer

Andrew M. Rickenberg
Assistant Vice President
Credit Analyst

Deposit Services

Lesley L. Parrett
Vice President
Deposit Services Officer

Kristine K. Kegerreis
Vice President
Deposit Services Officer

Jean M. Nienberg
Assistant Vice President
Sales Support Manager

Information Technology

Gary A. Saxman
Senior Vice President
Information Technology Manager

James M. Bremer
Senior Vice President
Data Processing Operations Manager

Joseph A. Buerkle
Vice President
Senior Network Administrator

Steven E. Struble
Vice President
IT Support Specialist

Nicholas V. George
Assistant Vice President
IT Support Specialist

R. Scott Lerch
Assistant Vice President
IT Support Specialist

Mortgage Lending

Pamela K. Benedict
Senior Vice President
Residential Real Estate Sales Manager – Defiance Region

Steven J. Watson
Senior Vice President
Residential Real Estate Sales Manager – Columbus Region

Matthew H. Booms
Vice President
Secondary Market Manager

Susan A. Erhart
Vice President
Mortgage Process Underwriter I

Brian E. Smith
Vice President
Mortgage Underwriting Manager - Columbus

Denise S. Davenport
Assistant Vice President
Residential Mortgage Loan Originator

Gregory A. Patton
Assistant Vice President
Residential Mortgage Loan Originator

Suzanne M. Reichard
Assistant Vice President
Residential Mortgage Loan Originator

Karen A. Varner
Assistant Vice President
Residential Mortgage Loan Originator

Robert W. Warner
Assistant Vice President
Residential Mortgage Loan Originator

Retail Banking

Michele G. Cooper
Senior Vice President
Private Banker, PCG

Cynthia L. Ensign
Vice President
Consumer Lending / District Sales Manager

Dianne T. Jones
Vice President
District Sales Manager – Paulding County

Tyson R. Moss
Vice President
Commercial Services Officer I

Christina L. Stellhorn
Vice President
Retail Administration Officer/ Security Officer

Stephen E. Jackson
Assistant Vice President
District Sales Manager – Fulton County

Tamara D. Trenkamp
Assistant Vice President
Customer Service Specialist III

Pamela A. Maslak
Assistant Vice President
Customer Service Specialist III

Michelle L. Zeedyk
Assistant Vice President
District Sales Manager – Williams County

Wealth Management

Craig A. Kuhlman, CRSP, CTFA
Executive Vice President
Chief Trust Officer

David A. Bell, CRSP
Executive Vice President
Retirement & Investment Services Manager

Kelly W. Cleveland
Senior Vice President
Senior Investment Officer

Dale M. Grocki
Vice President
Senior Trust Administrator II

Elizabeth D. Zartman
Vice President
Trust Operations Services Manager

Jessica L. Armbruster
Assistant Vice President
Investment Executive

Marcia J. VanSlyke
Assistant Vice President
Wealth Management Advisor

Rurbanc Data Services Inc (RDSI)

Mark A. Klein
President and
Chief Executive Officer

Anthony V. Cosentino
Executive Vice President
Chief Financial Officer

Yvonne M. Swayze
Vice President
Item Processing Manager

Julie D. White
Assistant Vice President
Item Processing Operations Manager

Linda L. Sickmiller
Corporate Secretary

Annual Meeting

The Company's Annual Meeting of Shareholders will be held on Wednesday, April 23, 2014 at 10:00 AM at Founders Hall, Sauder Village
22611 State Route 2
Archbold, OH 43502

Administrative Headquarters

SB Financial Group, Inc.
401 Clinton Street
Defiance, OH 43512
www.YourSBFinancial.com

Investor Relations

Mr. Anthony Cosentino
(419) 785-3663

Ms. Linda Sickmiller
(419) 782-7656
SBFG.IR@YourStateBank.com

Common Stock Listing

NASDAQ Global Market
Symbol: SBFG

Stock Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Legal Counsel

Vorys, Sater, Seymour & Pease, LLP
52 East Gay Street
Columbus, OH 43215
www.vorys.com

Independent Certified Public Accountants

BKD, LLP
312 Walnut Street
Cincinnati, OH 45202
www.bkd.com

Investor Relations Consultant

Lambert, Edwards & Associates
47 Commerce Avenue SW
Grand Rapids, MI 49503
www.lambert-edwards.com

SEC Form 10-K

SB Financial's Form 10-K, as filed with the U.S. Securities and Exchange Commission, is provided as part of this 2013 Annual Report. The 10-K also is available on our website at www.YourSBFinancial.com. You may obtain a printed copy, without charge, by contacting Shareholder Relations at (800) 273-5820 or (419) 782-7656.

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